

CO_2

BEVERAGE CARBONATION MADE EASY

2004 annual report

Corporate Profile

$NuCO_2$ Inc. is the nation's leading supplier of bulk CO_2 systems and bulk CO_2 for carbonating fountain beverages. We are the first and only company to operate a national network of service locations with over 99% of fountain beverage users in the continental United States located within our current service area. A pioneer in the use of bulk CO_2 technology, we are the driving force in the transformation from high-pressure CO_2, the customary method of carbonating fountain beverages, to bulk CO_2. It is a relatively new technology with clear advantages over high-pressure CO_2, such as consistent and improved beverage quality, increased product yields, reduced employee handling and storage requirements, greater productivity, elimination of downtime and product waste, as well as enhanced safety.

Headquartered in Stuart, Florida, we employ approximately 575 individuals, comprising the largest network of sales, service and support professionals in the industry. Our experienced professionals are dedicated to providing unparalleled service and supply of high-quality CO_2 exclusively to the fountain beverage industry, providing our customers a system and service that allows them to spend more time serving their customers.

Our customers are many of the major national and regional restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues including McDonald's, Pizza Hut, KFC, Burger King, Checkers, Circle K, Conoco, Regal Cinemas and Madison Square Garden.

$NuCO_2$ has been a public company since December 1995 and is traded on the Nasdaq National Market® under the symbol NUCO.

To Our Shareholders:

Fiscal 2004—the 12 months ended June 30, 2004—was a truly excellent year for NuCO_2 Inc., as our Company achieved virtually all of its major goals.

In addition to fiscal 2004 being NuCO_2's first profitable year, the number of accounts we serviced at year-end totaled nearly 81,000 locations, increasing by almost 7,000 net new customers; EBITDA (earnings before interest, taxes, depreciation and amortization, a widely followed measure of financial performance) rose 40.2%, to $27.6 million; and with revenues climbing 8.6%, to a record $80.8 million, net income totaled $2.2 million, compared to fiscal 2003's net loss of $4.9 million—an improvement of over $7 million.

The key to this success has clearly been our focus on a strategy that is based on assuring unmatched customer service and supply. As a result, we have been able to progressively expand relationships with major restaurant chains and franchisees both on a national and local level. Among the chains who in fiscal 2004 entered into master supply agreements with us were Subway® and Burger King®, joining Yum!® Brands and others who now are turning to NuCO_2 for their bulk CO_2 needs. What they are increasingly realizing is that NuCO_2 is a unique service provider to the food service industry, dedicated to providing their CO_2 requirements for fountain drinks in the most seamless, efficient, dependable manner, and that our service commitment extends from a nationwide supply network that ensures an uninterrupted flow of carbonation capability 24/7.

Our strategy to become the nation's premier provider of bulk CO_2 systems and services is becoming fully realized, and today we have in place an operating infrastructure and system that truly differentiates our Company in its industry through dedicated superior performance in serving our customers. This effectiveness and productivity extend not only to our relationship with customers, but also underscore what NuCO_2 as a company is likewise realizing in improved profitability. Thus, among the 108 depots we operate around the country in 45 states, the number operating with gross margins of 60% or better has more than tripled over the last two years, representing 48% of our total revenue base and a clear measure of our successful execution of broad based operating improvements coupled with increasing customer density.

Today, our Company estimates that it services approximately 60% of bulk CO_2 users, and we expect that percentage to continue to rise. What's more, the market continues to present us with a large untapped potential for organic growth. Our success in winning new business will also lead to selected opportunities to grow through acquisition of existing bulk CO_2 accounts presently served by competitors. Recently, after the close of our fiscal year, our Company announced the $15.5 million purchase of a bulk CO_2 business that added 9,800 customers to our roster, lifting the total we now service to approximately 92,000 accounts. Importantly, too, the acquisition provides a superb fit with our service capabilities and market position. The purchase price was obtained under our amended bank credit agreement, and the acquisition will be accretive to earnings and cash flow from day one.

Our Company certainly has a unique opportunity for further, profitable growth as the major provider of bulk CO_2 to the U.S. fountain market. Our financial discipline has assured NuCO_2 of sturdy footing, access to growth capital, and the capacity, evident this past year, to generate sufficient cash to promote our Company's expansion and to reduce debt. Our dedicated and skilled staff of employees, likewise, is a critical asset in meeting our customers' needs. Our employees' commitment and dedication have been instrumental in all that the Company has accomplished. We look forward to further solid achievement and growth in fiscal 2005 and beyond.

On behalf of the NuCO_2 management team, to our employees, whose contributions have been numerous, to our Board of Directors, who never wavered in their confidence, and to our shareholders, for their continued support, we express our deepest appreciation.

Michael E. DeDomenico
Chairman and Chief Executive Officer

A Conversation with Michael E. DeDomenico:

***Q:** Mike, $NuCO_2$ had a terrific year. Is this a prologue for the future?*

A: Absolutely. The strategy for fiscal 2004 was to continue to strengthen our operating platform and to grow the business with the very clear objective of achieving our growth and financial goals in the fiscal year. But also, from a longer-term standpoint, to further build our capabilities to be ready for another successful year in 2005 and beyond.

***Q:** In viewing the market beyond, is that growth going to be mostly organic?*

A: Our strategy for the Company, over the next four to five years, looks to achieve a doubling in the size of our customer base. That implies an annual growth rate of 15% or better. We have a strong commitment to continue to do that through organic growth, but we also believe, as part of our strategic plan, that as we win more business in the market, it will open opportunities for selected acquisitions to supplement the organic growth. So, while this is primarily an organic growth plan, we will take advantage of selected acquisition opportunities to supplement our growth.

***Q:** Last year you succeeded in funding the Company and also paying down debt. Is that still the plan?*

A: Our growth plan, our financial plan and our marketing plan revolve around differentiating the Company as a premiere supplier and achieving a steady level of balanced growth. By balanced, we don't mean moderate or slow, we mean growth that maximizes the value for the Company on a sustainable level. Let me be more specific. That means that we want to grow at a rate that improves densities across the U.S. at our 108 depots, which, in turn, drives margin and productivity. We plan to fund that growth internally, through cash flow generated by the Company's growth and improving profit margins. And we want to ensure that as we grow, we're able to maintain and improve our superior performance in serving our customers. In addition, we expect to generate adequate internal funds to continue a progressive reduction of debt each year.

***Q:** Have you determined what is the optimum leverage, or ratio of debt to equity, you want to employ in the organization, consistent with that 15% growth?*

A: If you look at the history of the Company, several years back we had a rate of debt to cash flow that was clearly in the range of being highly leveraged. Our goal today is to operate the balance sheet using a more moderate level of debt leverage. Today our total debt to cash flow ratio is under 2½ times. Just two years ago it was over 4½ times. The actions that we took last year to pay down debt were to position us so that we would strengthen our balance sheet, but also be in a position to raise debt capital at the most attractive rates, when we need it.

Q: As you look out at the market, and you reference this in the shareholder's letter, is the market still as promising from what you've indicated previously?

A: It certainly remains a very promising market. And, we continue to believe the Company has an excellent opportunity to grow the business for a long-term period. We still have a large untapped market in terms of the opportunity to convert fountain beverage establishments that use cylinders to bulk CO_2. We estimated that there are over 400,000 foodservice locations that are potential bulk CO_2 customers. We also have an opportunity to grow by working with the franchisers and the franchisees across the country by serving their new chain outlets resulting from expansion. This is especially the case where we have master supply agreements in place, and we have 31 master agreements among the top 100 chains today. And, where we are building these long-term relationships with chains, we are becoming the standard for their bulk CO_2 carbonation systems. As companies decide to open new outlets, whether existing chains or new chains, our goal is to be their designated choice. This way we will grow through both conversion and chain expansion.

Also, we believe there are over 60,000 locations that are served by competitors. We expect that by achieving our strategy and differentiating ourselves as the premiere service provider that we will win more and more of that competitive existing bulk CO_2 business.

Q: What are the opportunities among major chains for new master service agreements (MSA's) to be signed?

A: Among the top 100 chains where we have signed MSA's, we have targeted close to 35,000 locations to be converted to our bulk system. When you add in the growth opportunity associated with the remaining 69 chains, there's a potential for another 51,500 locations that we don't serve today. These MSA's and potential MSA locations create a sizeable pipeline of future growth where we can take advantage of our unique position as the only nationwide bulk CO_2 provider. In sum, among the top 100 chains, there are over 86,000 opportunities that are present today, of which 34,900 are covered by existing MSA's.

Q: If we look at the Company where it is now, you've indicated that a large number of depots have already achieved a 60% or better gross margin. What is your targeted margin overall and how soon do you think that can be reached?

A: Since fiscal year 2002, we've gone from 12 depots operating at greater than 60% margin for the total year, to 23 in fiscal year 2003, to 43 as of fiscal year end 2004. We have certainly made significant progress, and those depots, at June 30, 2004, represented around 48% of the total revenue of the business. Our overall target for the business is to achieve a total Company gross margin level of 60%. And the way we will do that is a direct result of the depot-by-depot progress that we're making. We don't expect every depot to reach 60%. Some of the markets aren't large enough to create the density that would get us to that level of efficiency. But we also have depots that do better than 60%, which can offset any less-than-60% performance among other depots. So, as a meld of the depots, we have a high level of confidence that we will get to the 60% gross margin level in the next two years.

Q: $NuCO_2$ has really been an incredible turnaround story. What do you think has really been the basic reason for this achievement?

A: From 1995 through 2000, the Company achieved rapid growth facilitated by approximately 35 acquisitions. By early 2000, it was increasingly evident that the Company needed to refocus on the basics of providing superior customer service and on providing a connection and level of engagement with its employees, where they understood and operated to a clear strategy and uniform set of goals for the Company. It also required our full commitment as a public company to drive continuous improvement in the financial performance of the Company. The business model clearly enables a strategy of continuous growth and increasing profitability. I truly believe that the focus we have on superior customer service, a fully engaged team of employees, and dedication to achieving our financial goals has made the difference since we undertook to rebuild the Company over three years ago. Today, we have both a superior operating company and a company that will provide superior returns to its shareholders.

Q: What do you think has been the greatest satisfaction for you?

A: The greatest satisfaction for me and the management team and the employees, has been to have these goals realized. Fiscal 2004 was certainly an especially gratifying year because we achieved virtually all of our goals and the Company achieved full year net income profitability for the first time as a public enterprise. It was also a year in which it became clear to us that we had reached a milestone of success. It's especially pleasing for me when I get notes and calls from customers that say we're doing a great job. It's especially gratifying for me when I walk around our building in Stuart or visit our depots, and I talk to our employees who are excited to be part of what we're doing. And it's especially encouraging and gratifying to me when I talk to shareholders who are pleased that they made the investment in our Company and realize that we are committed to achieving sustained value improvement.

Selected Financial Data

(In thousands, except per share amounts and Operating Data)

The Selected Financial Data set forth below reflect our historical results of operations, financial condition and operating data for the periods indicated and should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

	Fiscal Year Ended June 30,				
	2004	2003*	2002*	2001*	2000*
Income Statement Data:					
Product sales	$ 49,900	$ 45,833	$ 46,209	$ 43,909	$ 38,344
Equipment rentals	30,936	28,576	26,103	23,724	19,607
Total revenues	80,836	74,409	72,312	67,633	57,951
Cost of products sold, excluding depreciation and amortization	33,859	32,047	31,903	28,921	26,457
Cost of equipment rentals, excluding depreciation and amortization	2,369	3,513	3,595	4,270	2,138
Selling, general and administrative expenses	15,722	17,484	17,614	17,368	12,352
Depreciation and amortization	15,234	17,167	16,319	17,475	15,501
Loss on asset disposal	1,242	1,650	4,654	4,877	871
Operating income (loss)	12,410	2,548	(1,773)	(5,278)	632
Loss on early extinguishment of debt	1,964	—	796	—	—
Unrealized loss on financial instrument	177	—	—	—	—
Interest expense	7,947	7,487	8,402	10,207	10,015
Net income (loss) before income taxes	2,322	(4,939)	(10,971)	(15,485)	(9,383)
Provision for income taxes	142	—	—	—	—
Net income (loss)	$ 2,180	$ (4,939)	$ (10,971)	$ (15,485)	$ (9,383)
Net income (loss) per basic common share	$ 0.13	$ (0.54)	$ (1.32)	$ (2.01)	$ (1.30)
Net income (loss) per diluted common share	$ 0.12	$ (0.54)	$ (1.32)	$ (2.01)	$ (1.30)
Weighted average shares outstanding—basic	10,689	10,396	8,742	7,926	7,238
Weighted average shares outstanding—diluted	11,822	10,396	8,742	7,926	7,238
Other Data:					
EBITDA[1]	$ 27,644	$ 19,715	$ 14,546	$ 12,197	$ 16,133
Operating Data:					
Company-owned bulk CO_2 systems serviced					
Beginning of period	62,877	61,000	60,000	58,000	50,395
New installations, net	5,767	1,877	1,000	2,000	7,605
Total Company-owned bulk CO_2 systems serviced	68,644	62,877	61,000	60,000	58,000
Customer-owned bulk CO_2 systems serviced	12,269	11,088	9,000	9,000	10,000
Total bulk CO_2 systems serviced	80,913	73,965	70,000	69,000	68,000
Total high pressure CO_2 customers	613	833	1,000	2,000	5,000
Total customers	81,526	74,798	71,000	71,000	73,000
Stationary depots	97	91	76	74	70
Mobile depots	11	10	22	19	21
Bulk CO_2 trucks	173	168	161	157	158
Technical service vehicles	83	73	76	87	95
High pressure cylinder delivery trucks	—	—	—	2	7

*Restated to conform to current year presentation.

Selected Financial Data (continued)

(In thousands, except per share amounts and Operating Data)

	Fiscal Year Ended June 30,				
	2004	2003*	2002*	2001*	2000*
Balance Sheet Data:					
Cash and cash equivalents	$ 505	$ 455	$ 1,562	$ 626	$ 279
Total assets	128,536	125,846	132,638	138,016	148,549
Total debt (including short-term debt)	66,173	70,529	87,660	87,346	92,082
Redeemable preferred stock	10,021	9,258	8,552	5,466	5,050
Total shareholders' equity	40,756	34,936	25,219	33,982	38,240

*Restated to conform to current year presentation.

(1) RECONCILIATION OF GAAP AND EBITDA

	Fiscal Year Ended June 30,				
	2004	2003	2002	2001	2000
Net income (loss)	$ 2,180	$ (4,939)	$(10,971)	$(15,485)	$ (9,383)
Interest expense	7,947	7,487	8,402	10,207	10,015
Depreciation and amortization	15,234	17,167	16,319	17,475	15,501
Provision for income taxes	142	—	—	—	—
Unrealized loss on financial instrument	177	—	—	—	—
Loss on early extinguishment of debt	1,964	—	796	—	—
EBITDA	$ 27,644	$ 19,715	$ 14,546	$ 12,197	$ 16,133
Cash flows provided by (used in):					
Operating activities	$ 21,657	$ 15,826	$ 10,858	$ $5,213	$ 6,559
Investing activities	$(16,595)	$(13,891)	$(12,817)	$(11,761)	$(20,694)
Financing activities	$ (5,012)	$ (3,042)	$ 2,895	$ 6,895	$ 12,835

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industry in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.

Overview

We believe that we are the largest supplier in the United States of bulk CO_2 systems and bulk CO_2 for carbonating fountain beverages based on the number of bulk CO_2 systems leased to customers. As of June 30, 2004, we operated a national network of 108 service locations in 45 states servicing approximately 82,000 bulk and high pressure customers. Currently, 99% of fountain beverage users in the continental United States are within our present service area. Historically, due to a combination of internal growth and acquisitions, we have experienced high levels of growth in terms of number of customers and net sales, averaging 20% to 50% per year from 1995 through 2000. Today, virtually all of our growth is internal resulting from the conversion of high pressure CO_2 users to bulk CO_2 systems and conversions of competitive bulk CO_2 system users.

We market our bulk CO_2 products and services to large customers such as restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues. Our customers include most of the major national and regional chains throughout the United States. We approach large chains on a corporate or regional level for approval to become the exclusive supplier of bulk CO_2 products and services on a national basis or within a designated territory. We then direct our sales efforts to the managers or owners of the individual or franchised operating units. Our relationships with chain customers in one geographic market frequently help us to establish service with these same chains when we expand into new markets. After accessing the chain accounts in a new market, we attempt to rapidly build route density by leasing bulk CO_2 systems to independent restaurants, convenience stores and theaters.

We have entered into master service agreements with 31 of the largest 100 restaurant and convenience store chains. These master service agreements generally provide for a commitment on the part of the operator for all of its currently owned locations and may also include future locations. In addition, the agreements generally provide that the operator's franchisees may participate in the program and the franchisor undertakes to promote our services to its franchisees. We currently service approximately 28,000 locations pursuant to existing master service agreements and these agreements represent an opportunity to service an additional 35,000 locations. We are actively working on expanding the number of master service agreements with numerous restaurant chains, including some of the largest operators.

We believe that our future revenue growth, gains in gross margin and profitability will be dependent upon (i) increases in route density in existing markets and the expansion and penetration of bulk CO_2 system installations in new market regions, both resulting from successful ongoing marketing, (ii) improved operating efficiencies and (iii) price increases. New multi-unit placement agreements combined with single-unit placements will drive improvements in achieving route density. Our success in reaching multi-placement agreements is due in part to our national delivery system. We maintain a "hub and spoke" route structure and establish additional stationary bulk CO_2 service locations as service areas expand through geographic growth. Our entry into many states was accomplished largely through the acquisition of businesses having thinly developed route networks. We expect to benefit from route efficiencies and other economies of scale as we build our customer base in these states through intensive regional and local marketing initiatives. Greater density should also lead to enhanced utilization of vehicles and other fixed assets and the ability to spread fixed marketing and administrative costs over a broader revenue base.

Generally, our experience has been that as our service locations mature their gross profit margins improve as a result of their volume growing while fixed costs remain essentially unchanged. New service locations typically operate at low or negative gross margins in the early stages and detract from our highly profitable service locations in more mature markets. During the last two years, we have experienced a significant improvement in gross margin due to net new customer activations and operating improvements, including efficiencies in delivery of product to our customers, such as reductions in unscheduled deliveries, total miles driven, and miles driven between stops and improvements to our safety record. Accordingly, we believe that we are in position to build our customer base while maintaining and improving upon our superior levels of customer service, with minimal changes required to our support infrastructure. We continue to be focused on improving operating effectiveness, increasing prices for our services and strengthening our workforce, and anticipate that these initiatives will contribute positively to all areas of our Company.

General

Substantially all of our revenues have been derived from the rental of bulk CO_2 systems installed at customers' sites, the sale of CO_2, and high pressure cylinder revenues. Revenues have grown from $58.0 million in fiscal 2000 to $80.8 million in fiscal 2004. We believe that our revenue base is stable due to the existence of long-term contracts with our customers which generally rollover with a limited number expiring without renewal in any one year. Revenue growth is largely dependent on (1) the rate of new bulk CO_2 system installations, (2) the growth in bulk CO_2 sales and (3) price increases.

Cost of products sold is comprised of purchased CO_2, vehicle, and service location costs associated with the storage and delivery of CO_2. Cost of equipment rentals is comprised of costs associated with customer equipment leases. Selling, general and administrative expenses consist of wages and benefits, dispatch and communications costs, as well as expenses associated with marketing, administration, accounting and administrative employee training. Consistent with the capital intensive nature of our business, we incur significant depreciation and amortization expenses. These stem from the depreciation of our bulk CO_2 systems and related installation costs, amortization of deferred lease acquisition costs, and amortization of deferred financing costs and other intangible assets. With respect to bulk CO_2 systems, we capitalize costs based on a standard amount per installation that is associated with specific installations of such systems with customers under non-cancelable contracts and which would not be incurred but for a successful placement. Costs incurred in excess of the standard amount per installation, if any, are expensed in the statement of operations. All other service, marketing and administrative costs are expensed as incurred.

Since 1990, we have devoted significant resources to building a sales and marketing organization, adding administrative personnel and developing a national infrastructure to support the rapid growth in the number of our installed base of bulk CO_2 systems. The costs of this expansion and the significant depreciation expense recognized on our installed network have resulted in accumulated net losses of $55.7 million at June 30, 2004.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship which the various items bear to total revenues:

Fiscal Year Ended June 30,	2004	2003	2002
Income Statement Data:			
Product sales	61.7%	61.6%	63.9%
Equipment rentals	38.3	38.4	36.1
Total revenues	100.0	100.0	100.0
Cost of products sold, excluding depreciation and amortization	41.9	43.1	44.1
Cost of equipment rentals, excluding depreciation and amortization	2.9	4.7	5.0
Selling, general and administrative expenses	19.4	23.5	24.4
Depreciation and amortization	18.8	23.1	22.6
Loss on asset disposal	1.6	2.2	6.4
Operating income (loss)	15.4	3.4	(2.5)
Loss on early extinguishment of debt	2.5	—	1.1
Unrealized loss on financial instrument	0.2	—	—
Interest expense	9.8	10.0	11.6
Income (loss) before income taxes	2.9	(6.6)	(15.2)
Provision for income taxes	0.2	—	—
Net income (loss)	2.7%	(6.6)%	(15.2)%

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

Total Revenues

Total revenues increased by $6.4 million, or 8.6%, from $74.4 million in 2003 to $80.8 million in 2004. Revenues derived from our bulk service plans increased by $7.2 million, or 9.7%, of which $5.8 million was due to an increase in the number of accounts and $1.4 million was due to an increase in the sale of gases and services other than CO_2. These increases were partially offset by the net impact of a $0.8 million decrease in revenue derived from a slight decrease in pricing of CO_2. This decrease in pricing was due in large part to incentive pricing provided to multiple national restaurant organizations utilizing both our equipment lease/product purchase, and product only purchase plans.

The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

Fiscal Year Ended June 30,	2004	2003
Service Plan		
Bulk budget plan[1]	61.5%	65.5%
Equipment lease/product purchase plan[2]	12.0	8.7
Product purchase plan[3]	8.8	8.4
High pressure cylinder[4]	6.0	6.1
Other revenues[5]	11.7	11.3
	100.0%	100.0%

[1] Combined fee for bulk CO_2 tank and bulk CO_2.
[2] Fee for bulk CO_2 tank and, separately, bulk CO_2 usage.
[3] Bulk CO_2 only.
[4] High pressure CO_2 cylinders and non-CO_2 gases.
[5] Surcharges and other charges.

During fiscal 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk CO_2 service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues inasmuch as our goal is to convert these customers to a bulk CO_2 service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers is not expected to have a material impact on our results of operations.

Product Sales—Revenues derived from the product sales portion of our service contracts increased by $4.1 million, or 8.9%, from $45.8 million in 2003 to $49.9 million in 2004. The increase in revenues is due to an 8.2% increase in the average number of customer locations serviced and a 1.0% increase in CO_2 used by the average customer. In addition, sales of gases and services other than CO_2, increased by $1.4 million, or 11.0%, compared to last year. All of this was partially offset by a 1.7% decrease in pricing of CO_2. This decrease in pricing was due in large part to incentive pricing provided to multiple national restaurant organizations utilizing both our equipment lease/product purchase, and product only purchase plans.

Equipment Rentals—Revenues derived from the lease portion of our service contracts increased by $2.3 million, or 8.3%, from $28.6 million in 2003 to $30.9 million in 2004, primarily due to a 7.3% increase in the average number of customers leasing equipment from us and price increases to a significant number of our customers, consistent with the Consumer Price Index, partially offset by incentive pricing provided to multiple national restaurant organizations utilizing our equipment under the equipment lease/product purchase plan.

Cost of Products Sold, Excluding Depreciation and Amortization

Cost of products sold, excluding depreciation and amortization, increased from $32.0 million in 2003 to $33.9 million in 2004, while decreasing as a percentage of product sales from 69.9% to 67.9%. Product costs increased by $1.4 million from $10.9 million in 2003 to $12.3 million in 2004. The base price with our primary supplier of CO_2 increased by the Producer Price Index, while the volume of CO_2 sold by us increased by 10.2%, primarily due to an 8.2% increase in our average customer base.

Operational costs, primarily wages and benefits related to cost of products sold, increased from $12.4 million in 2003 to $13.3 million in 2004, primarily due to an increase in route driver costs. As of June 30, 2004, we had 270 drivers as compared to 249 last year, primarily representing the filling of open positions. However, some of the headcount increase in drivers was offset by a reduction in depot and regional management headcount. In addition, while we have realized a substantial savings in workers' compensation costs due to a reduction in claims and severity, we continue to experience higher health care costs, generally due to market conditions.

Truck delivery expenses decreased from $5.5 million in 2003 to $5.2 million in 2004. Increases in lease related costs were more than offset by a decrease in insurance and repair costs. In addition, we have been able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by continuing to improve efficiencies in the timing and routing of deliveries. Unscheduled deliveries in 2004 improved over the same period in 2003 by 16.3% while total miles driven increased by just 1.4% on an average customer base that increased by 8.2%. In addition, improvements in our safety record during 2004 have resulted in a significant reduction in the amount of workers' compensation and vehicle accident claims expense.

Occupancy and shop costs related to cost of products sold decreased from $3.2 million in 2003 to $3.1 million in 2004. The improvement is primarily the result of strategic relocation of targeted depots, improved insurance and communication costs.

Cost of Equipment Rentals, Excluding Depreciation and Amortization

Cost of equipment rentals, excluding depreciation and amortization, decreased by $1.1 million from $3.5 million in 2003 to $2.4 million in 2004, while decreasing as a percentage of equipment rental revenue from 12.3% to 7.7%. The reduction in cost of equipment rentals reflected in expense is primarily attributable to a greater percentage of costs being capitalized in connection with our bulk CO_2 systems due to increased efficiency of our technical installers and the number of new activations. In addition, occupancy and shop costs related to cost of equipment rentals decreased from $2.0 million in 2003 to $1.6 million in 2004, as we continue to realize savings in tank refurbishment and repair costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $1.8 million from $17.5 million in 2003 to $15.7 million in 2004, while decreasing as a percentage of total revenues from 23.5% in 2003 to 19.4% in 2004.

Selling related expenses decreased by $0.2 million, from $3.5 million in 2003 to $3.3 million in 2004, primarily the result of a decrease in wages and related benefits due to a reduction in the headcount of our sales organization in February 2003. During the fourth quarter of 2004, we have begun to increase our sales force, primarily by adding independent sales representatives, to take advantage of opportunities for growth in the market place.

General and administrative expenses decreased by $1.6 million, or 10.8%, from $14.0 million in 2003 to $12.4 million in 2004. This improvement is due to a $0.8 million reduction in executive wages, a $0.5 million reduction in expenses related to uncollectible accounts receivable, a $0.2 million reduction in outside contract labor, and a $0.7 million reduction in consulting and professional fees. These were offset by a $0.3 million increase in administrative wages, primarily related to achieving incentive related targets, and $0.3 million in other general expenses. During fiscal 2003, we initiated numerous procedures to improve our review and collection of outstanding accounts receivable. Consulting fees decreased, primarily due to non-recurring fees incurred during the first seven months of fiscal 2003 for repairs of certain systems, improvements in our processes to track and collect customer receivables, and other process improvements.

Depreciation and Amortization

Depreciation and amortization decreased from $17.2 million in 2003 to $15.2 million in 2004. As a percentage of total revenues, depreciation and amortization expense decreased from 23.1% in 2003 to 18.8% in 2004.

Depreciation expense decreased from $13.8 million in 2003 to $13.2 million in 2004. As we continue with our plan to replace all 50 and 100 lb. tanks over the next two years, depreciation expense from these tanks, whose expected useful lives were shortened to coincide with the replacement plan, resulted in depreciation expense of $0.9 million in 2004, down from $1.2 million in 2003. In addition, certain costs associated with the initial direct placement of bulk CO_2 customer sites, which are capitalized, are fully depreciated upon the completion of the initial contract term, and upon contract renewal, no such costs are incurred.

Amortization expense decreased from $3.4 million in 2003 to $2.0 million in 2004. This decrease is due to a reduction in the amortization of deferred charges from our current financing arrangements effective August 25, 2003 as compared to the amortization of fees related to our previous financing arrangements, and to the amortization of customer lists, many of which were fully amortized as of March 31, 2003.

Loss on Asset Disposal

Loss on asset disposal decreased from $1.7 million in 2003 to $1.2 million in 2004, while decreasing as a percentage of total revenues from 2.2% to 1.6%.

Operating Income

For the reasons previously discussed, operating income increased by $9.9 million from $2.5 million in 2003 to $12.4 million in 2004. As a percentage of total revenues, operating income improved from 3.4% in 2003 to 15.4% in 2004.

Loss on Early Extinguishment of Debt

In the first quarter of fiscal 2004, we accelerated the recognition of $1.5 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, we accelerated the recognition of the unamortized portion of the Original Issue Discount associated with our 12% Senior Subordinated Promissory Notes, $0.4 million, and paid $0.1 million in conjunction with the early termination of an interest rate swap agreement.

Unrealized Loss on Financial Instrument

In order to reduce our exposure to increases in Eurodollar interest rates, and consequently to increases in interest payments, on October 2, 2003, we entered into an interest rate swap transaction (the "Swap") in the amount of $20.0 million (the "Notional Amount") with an effective date of March 15, 2004. Pursuant to the Swap, we pay a fixed interest rate of 2.12% per annum and receive a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $177,000 was recognized in our results of operations during the nine months ended March 31, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction.

Interest Expense

Interest expense increased from $7.5 million in 2003 to $7.9 million in 2004, while decreasing as a percentage of total revenues from 10.0% in 2003 to 9.8% in 2004. The effective interest rate of our debt increased from 9.8% to 11.4% per annum, primarily due to the terms of our refinancing in August 2003.

Income (Loss) Before Income Taxes

See discussion of Net Income (Loss).

Provision for Income Taxes

As of June 30, 2004, we had net operating loss carryforwards for federal income tax purposes of approximately $96 million and for state purposes in varying amounts, which are available to offset future federal taxable income, if any, in varying amounts through June 2024. However, a portion of our taxable income is subject to the alternative minimum tax ("AMT"), which is reflected in our statements of operations for 2004 along with a provision for state income taxes. Our provision for income taxes in 2004 was $0.1 million. No provision was made for income tax expense in 2003 due to our net loss.

Net Income (Loss)

For the reasons described above, net income (loss) improved by $7.1 from a $4.9 million net loss in 2003 to net income of $2.2 million in 2004.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

EBITDA, as set forth in the table below (in thousands), increased by $7.9 million, or 40.2%, from $19.7 million in 2003 to $27.6 million in 2004 and increased as a percentage of total revenues from 26.5% to 34.2%.

Fiscal Year Ended June 30,	2004	2003
Net income (loss)	$ 2,180	$ (4,939)
Interest expense	7,947	7,487
Depreciation and amortization	15,234	17,167
Provision for income taxes	142	—
Unrealized loss on financial instrument	177	—
Loss on early extinguishment of debt	1,964	—
EBITDA	$ 27,644	$ 19,715
Cash flows provided by (used in):		
Operating activities	$ 21,657	$ 15,826
Investing activities	$(16,595)	$(13,891)
Financing activities	$ (5,012)	$ (3,042)

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

Total Revenues

Total revenues increased by $2.1 million, or 2.9%, from $72.3 million in 2002 to $74.4 million in 2003. Sales derived from our service plans increased by $3.3 million, or 4.6%, due to an increase in the number of accounts, partially offset by the net impact of a $0.6 million decrease in revenue derived from changes in the amount of CO_2 sold to the average customer under our variable product purchase plans, which includes our equipment lease and product purchase plans, and a $0.6 million decrease in revenue from rental of high pressure cylinders and the sale of gases other than CO_2.

The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

Fiscal Year Ended June 30,	2003	2002
Service Plan		
Bulk budget plan[1]	65.5%	65.6%
Equipment lease/product purchase plan[2]	8.7	7.1
Product purchase plan[3]	8.4	8.6
High pressure cylinder[4]	6.1	7.1
Other revenues[5]	11.3	11.6
	100.0%	100.0%

[1] Combined fee for bulk CO_2 tank and bulk CO_2.
[2] Fee for bulk CO_2 tank and, separately, bulk CO_2 usage.
[3] Bulk CO_2 only.
[4] High pressure CO_2 cylinders and non-CO_2 gases.
[5] Surcharges and other charges.

During fiscal 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk CO_2 service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues inasmuch as our goal is to convert these customers to a bulk CO_2 service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers is not expected to have a material impact on our results of operations.

Product Sales—Revenues derived from the product sales portion of our service contracts decreased by $0.4 million, or 0.8%, from $46.2 million in 2002 to $45.8 million in 2003. The decrease in revenues is due to a decrease in the amount of CO_2 used by the average customer from 2,311 lbs. to 2,283 lbs., and a $0.7 million decrease in revenues derived from cylinder products, primarily due to the reduction of stand-alone high pressure cylinder customers, and pricing. These were partially offset by a 4.0% increase in the average number of customers utilizing bulk CO_2 products. The decrease in pricing was due in large part to incentive pricing provided to multiple national restaurant organizations utilizing both our equipment lease/product purchase, and product only purchase plans.

Equipment Rentals—Revenues derived from the lease portion of our service contracts increased by $2.5 million, or 9.5%, from $26.1 million in 2002 to $28.6 million in 2003, primarily due to a 3.6% increase in the average number of customers leasing equipment from us and price increases to a significant number of our customers. As part of our pricing initiatives, we were able to obtain an average price increase of 2.1% on tank rentals from approximately 80% of our customers under contract. In addition, we were able to achieve significant price increases from 4,200 of our renewal customers; however, these improvements were partially offset by incentive pricing provided to multiple national restaurant organizations using our equipment under the equipment lease/product purchase plan.

Cost of Products Sold, Excluding Depreciation and Amortization

Costs of products sold, excluding depreciation and amortization, increased from $31.9 million in 2002 to $32.0 million in 2003, while increasing as a percentage of product sales from 69.0% to 69.9%. Product costs increased by $0.1 million, from $10.8 million in 2002 to $10.9 million in 2003. The base price with our primary CO_2 supplier decreased by 2.0%, while the volume of CO_2 sold by us increased by 3.5%.

Operational costs, primarily wages and benefits related to cost of products sold, decreased from $12.8 million in 2002 to $12.4 million in 2003, primarily due to a decrease in operational wages, specifically non-route driver related.

Truck delivery expenses increased from $5.3 million in 2002 to $5.5 million in 2003. Increases in fuel costs and insurance were partially offset by a reduction in net lease costs. We were able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by reducing overall miles driven by 14% compared to 2002.

Occupancy and shop costs related to cost of products sold increased from $2.9 million in 2002 to $3.2 million in 2003, primarily due to increased occupancy costs attributable to an increase in the number of service depots.

Cost of Equipment Rentals, Excluding Depreciation and Amortization

Cost of equipment rentals, excluding depreciation and amortization, decreased by $0.1 million from $3.6 million in 2002 to $3.5 million in 2003, while decreasing as a percentage of equipment rental revenue from 13.8% to 12.3%. The reduction in cost of equipment rentals reflected in expense is primarily attributable to a greater percentage of costs being capitalized in connection with our bulk CO_2 systems due to increased efficiency of our technical installers and the number of new activations, offset by increased costs related to tank repairs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $0.1 million, or 0.7%, from $17.6 million in 2002 to $17.5 million in 2003, while decreasing as a percentage of total revenues from 24.4% in 2002 to 23.5% in 2003.

Selling expenses increased by $0.5 million, from $3.0 million in 2002 to $3.5 million in 2003. Wages and related benefits increased by $0.4 million; however, we reduced the headcount of our sales organization in February 2003, which has resulted in improvements to our selling, wage and related expenses on a going-forward basis, while not hindering our ability to generate account bookings.

General and administrative expenses decreased by $0.6 million, or 4.6%, from $14.6 million in 2002 to $14.0 million in 2003. This improvement is due to a $1.9 million reduction of expense related to uncollectible accounts receivable. During fiscal 2003, we initiated numerous procedures to improve our review and collection of our outstanding receivable accounts. This improvement was partially offset by an increase in wages and benefits of $0.5 million, which is primarily attributable to severance and accrued incentives. Professional and consulting fees also increased by $0.6 million, primarily due to non-recurring fees incurred during the first six months of fiscal 2003 for repairs of certain software, improvements in our processes to track and collect customer receivables, and other process improvements. Finally, other general and administrative expenses increased $0.2 million, the result of increased insurance costs and other general expenses.

Depreciation and Amortization

Depreciation and amortization increased from $16.3 million in 2002 to $17.2 million in 2003. As a percentage of total revenues, depreciation and amortization expense increased from 22.6% in 2002 to 23.1% in 2003. Depreciation expense increased from $12.6 million in 2002 to $13.8 million in 2003 due in part to our plan to replace all 50 and 100 lb. tanks over a three to four year period, resulting in accelerated depreciation expense of $1.0 million in 2003 related to the shortened lives of these assets.

Amortization expense decreased from $3.7 million in 2002 to $3.4 million in 2003, primarily due to a decrease in amortization related to the acquisition of customer lists, many of which were almost fully amortized as of March 31, 2003, partially offset by an increase in the amortization of financing charges primarily related to amendments to our loan agreements in February 2003.

Loss on Asset Disposal

Loss on asset disposal decreased from $4.7 million in 2003 to $1.7 million in 2003, while decreasing as a percentage of total revenues from 6.4% to 2.2%. During 2002, we adopted a plan to replace all 50 and 100 lb. tanks still in service at customer sites over a three to four year period (see Note 2 to the Financial Statements). The decision to replace these tanks was based on an evaluation of the general economic viability of the asset class. Such conclusion was achieved by examining undiscounted cash flow generation, contribution to depot fixed overhead, pricing and targeted margins. As a result of our decision, the 50 and 100 lb. tanks at customer sites as of June 30, 2002 were written down by $1.8 million to their estimated net realizable value of $2.8 million, and the useful lives of these assets were shortened to not exceed a period of four years. In connection with the decision to replace the 50 and 100 lb. asset class, we recognized an additional loss of $1.1 million during the year ended June 30, 2002 relating to the 50 and 100 lb. tanks removed from service during the year, all of which were subsequently disposed of in the first quarter of fiscal 2003.

Operating Income (Loss)

For the reasons previously discussed, operating income increased by $4.3 million from an operating loss of $1.8 million in 2002 to an operating income of $2.5 million in 2003. As a percentage of total revenues, operating income (loss) improved from (2.5)% in 2002 to 3.4% in 2003.

Loss on Early Extinguishment of Debt

We accelerated the recognition of $0.8 million in deferred financing costs in 2002 associated with the refinancing of our long-term debt.

Interest Expense

Interest expense decreased by $0.9 million, from $8.4 million in 2002 to $7.5 million in 2003, and decreased as a percentage of total revenues from 11.6% in 2002 to 10.1% in 2003, due to a decrease in the average level of outstanding debt. This reduction of debt is primarily due to $15.1 million generated from the private placement of 1,663,846 shares of our common stock in August 2002, which was used to reduce the outstanding balance of our senior credit facility. The effective interest rate of all debt outstanding during 2003 was 9.6%, as compared to 9.7% in 2002.

Net Income (Loss)

For the reasons described above, net income (loss) improved from $(11.0) million in 2002 to $(4.9) million in 2003. No provision for income tax expense has been made due to historical net losses. At June 30, 2003, we had net operating loss carryforwards for federal income tax purposes of $99.0 million, which are available to offset future federal taxable income, if any, in varying amounts through June 2023.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

EBITDA, as set forth in the table below, increased by $5.2 million, or 35.5%, from $14.5 million in 2002 to $19.7 million in 2003 and increased as a percentage of total revenues from 20.1% to 26.5%.

Fiscal Year Ended June 30,	2003	2002
Net (loss)	$ (4,939)	$(10,971)
Interest expense	7,487	8,402
Depreciation and amortization	17,167	16,319
Loss on early extinguishment of debt	—	796
EBITDA	$ 19,715	$ 14,546
Cash flows provided by (used in):		
Operating activities	$ 15,826	$ 10,858
Investing activities	$(13,891)	$(12,817)
Financing activities	$ (3,042)	$ 2,895

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"* ("SFAS 145"). Among other things, SFAS 145 rescinds the provisions of SFAS No. 4 that require companies to classify certain gains and losses from debt extinguishments as extraordinary items. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30 ("APB 30"); otherwise such losses will be classified as a component of continuing operations. We adopted SFAS 145 during the quarter ended September 30, 2002. In accordance with APB 30 and SFAS 145, we have reclassified the $796,000 extraordinary loss on the early extinguishment of debt for fiscal 2002 to a component of continuing operations.

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)"* ("EITF 94-3"). The principal difference between SFAS 146 and EITF 94-3 relates to SFAS 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, but early application is encouraged. The adoption of SFAS 146 during the first quarter of fiscal 2003 had no impact on our financial position, results of operations or cash flow for the period presented.

In December 2002, FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"). SFAS 148 amends SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS 148 had no impact on our financial position, results of operations or cash flows for the periods presented.

In the first quarter of fiscal 2003, we adopted SOP 01-06, *"Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others"* ("SOP 01-06"). SOP 01-06 addresses disclosures on accounting policies relating to trade accounts receivable and is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SOP 01-06 had no impact on our financial position, results of operations or cash flows for the periods presented.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and designated hedges after June 30, 2003, except for those provisions of SFAS 149 which relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 had no material impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is originally effective for the first interim period beginning after June 15, 2003. The adoption of SFAS 150 had no material impact on our financial position, results of operations or cash flows.

On July 1, 2003, we adopted EITF Issue No. 00-21, *"Revenue Arrangements with Multiple Deliverables"* ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. As of June 30, 2004, approximately 57,000 of our customer locations utilized a plan agreement that provides for a fixed monthly payment to cover the use of a bulk CO_2 system and a predetermined maximum quantity of CO_2 ("budget plan"). Prior to July 1, 2003, as lessor, we recognized revenue from leasing CO_2 systems under our budget plan agreements on a straight-line basis over the life of the related leases. We have developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of the CO_2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO_2 and other gases, including CO_2 provided under the budget plan, is recorded upon delivery to the customer.

We have elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on our analysis, the aggregate amount of CO_2 actually delivered under budget plans during the quarter ended June 30, 2003 is not materially different than the corresponding portion of the fixed charges attributable to CO_2. Accordingly, we believe the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 is not significant.

Under the budget plan, each customer has a maximum CO_2 allowance that is measured and reset on the contract anniversary date. At that date, it is appropriate to record revenue for contract billings in excess of actual deliveries of CO_2. Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, our methodology involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO_2 sales to budget plan customers when earned. We believe that the adoption of EITF 00-21 has the most impact on the recognition of revenue on a quarterly basis as CO_2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. Over a twelve-month period, we believe that the effect is less significant since seasonal variations are largely eliminated and CO_2 allowances under budget plan agreements are measured and reset annually.

In December 2003, the FASB revised FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities."* Application of this Interpretation is required in a company's financial statements for interests in variable interest entities for reporting periods ending after March 15, 2004. FASB Interpretation No. 46 did not effect our financial position, results of operations, or cash flows.

In December 2003, the FASB revised SFAS No. 132, *"Employers' Disclosures about Pensions and Other Postretirement Benefits"* ("SFAS 132"). SFAS 132 requires additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit plans and other defined benefit postretirement plans. SFAS 132 requires that this information be provided separately for pension plans and other postretirement benefit plans. The adoption of the revised SFAS No. 132 during fiscal 2004 had no material impact on our financial position, results of operations, or cash flows.

Liquidity and Capital Resources

Our cash requirements consist principally of (1) capital expenditures associated with purchasing and placing new bulk CO_2 systems into service at customers' sites; (2) payments of principal and interest on outstanding indebtedness; and (3) working capital. Whenever possible, we seek to obtain the use of vehicles, land, buildings, and other office and service equipment under operating leases as a means of conserving capital. As of June 30, 2004, we anticipated making cash capital expenditures of approximately $20.0 million over the next twelve months, primarily for purchases of bulk CO_2 systems for new customers, the replacement with larger bulk CO_2 systems of 50 and 100 lb. bulk CO_2 systems in service at existing customers and replacement units for our truck fleet. In June 2002, we adopted a plan to replace all 50 and 100 lb. bulk CO_2 systems in service at customers over a three to four year period. While this decision may not increase revenues generated from these customers, it is expected to improve operating efficiencies, gross margins and profitability. Once bulk CO_2 systems are placed into service, we generally experience positive cash flows on a per-unit basis, as there are minimal additional capital expenditures required for ordinary operations. In addition to capital expenditures related to internal growth, we review opportunities to acquire bulk CO_2 service accounts, and may require cash in an amount dictated by the scale and terms of any such transactions successfully concluded.

On September 24, 2001, we entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks ("Amended Credit Facility"). Prior to June 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended March 31, 2002 and prospectively, and non-compliance with the minimum EBITDA covenant for the three months ended March 31, 2002 was waived. As of June 30, 2002, we were not in compliance with certain of the financial covenants. On September 27, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively, and the maturity of the Amended Credit Facility was extended to November 17, 2003. As of September 30, 2002, we were in compliance with all of the financial covenants under the Amended Credit Facility. On February 7, 2003, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended December 31, 2002 and prospectively, non-compliance with the minimum EBITDA covenant for the three months ended December 31, 2002 was waived, the maturity of the Amended Credit Facility was extended to April 29, 2004, and the Amended Credit Facility was reduced to $45.0 million. As of March 31, 2003 and June 30, 2003, we were in compliance with all of the financial covenants under the Amended Credit Facility.

On August 22, 2002, we completed the private placement of 1,663,846 shares of our common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after $1.1 million of issuance costs. Pursuant to the requirements of the Amended Credit Facility, we used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility.

On August 25, 2003, we terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the "Senior Credit Facility"). The Senior Credit Facility consists of a $30.0 million A term loan facility (the "A Term Loan"), a $10.0 million B term loan facility (the "B Term Loan"), and a $10.0 million revolving loan facility (the "Revolving Loan Facility"). The A Term Loan and Revolving Loan Facility mature on August 25, 2007, while the B Term Loan matures on August 25, 2008. The B Term Loan is subordinate in right of payment to the A Term Loan and borrowings under the Revolving Loan Facility. The Company is entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. The applicable Eurodollar Loan margin for A Term Loans and borrowings pursuant to the Revolving Loan Facility ranges from 3.5% to 4.0%, and the applicable Base Rate Loan margin ranges from 2.5% to 3.0%, provided that until delivery to the lenders of our financial statements for the quarter ended June 30, 2004, the margin on Eurodollar Loans was 4.0% and the margin for Base Rate Loans was

3.0%. The applicable Eurodollar Loan margin and Base Rate Loan margin for B Term Loans is 7.5% and 6.5%, respectively. Applicable margin is determined by a pricing grid based on our Consolidated Total Leverage Ratio (as defined). At closing, we borrowed the A Term Loan, the B Term Loan and $3.0 million under the Revolving Loan Facility. Interest is payable periodically on borrowings under the Senior Credit Facility. In addition, commencing on December 31, 2003 and on the last day of each quarter thereafter, we are required to make principal repayments of the A Term Loan in increasing amounts. The Senior Credit Facility is collateralized by all of our assets. Additionally, we are precluded from declaring or paying any cash dividends, except we may accrue and accumulate, but not pay, cash dividends on our outstanding redeemable preferred stock.

We are also required to meet certain affirmative and negative covenants, including but not limited to financial covenants. We are required to assess our compliance with these financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place us in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Senior Credit Facility also includes certain cross-default provisions to our 16.3% Senior Subordinated Notes Due February 27, 2009. We were in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters during fiscal 2004, up to and including June 30, 2004.

In connection with the termination of the Amended Credit Facility, during the first quarter of fiscal 2004, we recognized a loss of $0.9 million from the write-off of unamortized financing costs associated with the Amended Credit Facility and recorded $2.3 million in financing costs associated with the Senior Credit Facility. Such costs are being amortized over the life of the Senior Credit Facility.

As of June 30, 2004, a total of $36.8 million was outstanding pursuant to the Senior Credit Facility with a weighted average interest rate of 6.4%.

In October 1997, we issued $30.0 million of our 12% Senior Subordinated Promissory Notes ("1997 Notes") with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. On May 4, 1999, we sold an additional $10.0 million of our 12% Senior Subordinated Promissory Notes ("1999 Notes"). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes. As of June 30, 2002 and at various dates in the past, we have been unable to meet certain covenants under the 1997 Notes and 1999 Notes and have had to obtain waivers or modifications. On September 27, 2002, concurrently with the amendment to the Amended Credit Facility, certain financial covenants of the 1997 Notes and 1999 Notes were amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively. As of March 31, 2003 and June 30, 2003, we were in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes.

On August 25, 2003, concurrently with the closing of the Senior Credit Facility, we prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of our 16.3% Senior Subordinated Notes Due February 27, 2009 (the "New Notes") with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes is 12% per annum payable in cash and 4.3% per annum payable "in-kind" by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten year warrants to purchase an aggregate of 425,000 shares of our common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573,000. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $760,090. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* we allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the Original Issue Discount. The Original Issue Discount is being amortized as interest expense over the life of the debt. As with the Senior Credit Facility, we are required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. We were in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters during fiscal 2004, up to and including June 30, 2004.

In connection with the early repayment of the 1997 Notes and 1999 Notes, during the first quarter of fiscal 2004, we recognized a loss of $1.1 million attributable to the unamortized financing costs and Original Issue Discount associated with the 1997 Notes and 1999 Notes, and recorded $0.5 million of financing costs and Original Issue Discount associated with New Notes. Such fees are being amortized over the life of the New Notes. The weighted average effective interest rate of the New Notes, including the amortization of deferred financing costs and Original Issue Discount, is 18.0%.

In May 2000, we sold 5,000 shares of Series A 8% Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), for $1,000 per share. Shares of the Series A Preferred Stock were convertible into shares of common stock at any time subsequent to issuance at a current conversion price of $9.28 per share. Effective August 18, 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of our common stock.

During the fiscal year ended June 30, 2004, our capital resources included cash flows from operations and available borrowing capacity under the Senior Credit Facility. We believe that cash flows from operations and available borrowings under the Senior Credit Facility will be sufficient to fund proposed operations for at least the next twelve months.

The table below sets forth our contractual obligations (in thousands):

Contractual Obligations	Total	Less than 1 Year	2–3 Years	4–5 Years	Thereafter
Senior Credit Facility					
Principal	$ 36,800	$ 6,000	$20,750	$10,050	$ —
Interest	6,033	2,135	2,913	985	—
Total Senior Credit Facility	42,833	8,135	23,663	11,035	—
Subordinated debt					
Principal	30,107	—	—	30,107	—
Interest*	25,962	3,794	8,092	14,076	—
Total subordinated debt	56,069	3,794	8,092	44,183	—
Other debt, including interest	249	65	130	54	—
Employment agreements	1,207	758	449	—	—
Operating leases	16,617	4,554	7,138	3,923	1,002
Total obligations	$116,975	$17,306	$39,472	$59,195	$1,002

* Includes paid-in-kind interest paid upon loan termination.

In addition, in May 1997 we entered into an exclusive bulk CO_2 requirements contract with The BOC Group, Inc.

Working Capital. At June 30, 2004 and 2003, we had working capital, excluding the current maturities of long-term debt, of $1.4 million and $0.6 million, respectively. While working capital increased from 2003 to 2004, we used excess funds generated by operations offset by capital needs to reduce the outstanding debt under our Senior Credit Facility.

Cash Flows from Operating Activities. Cash flows provided by operations increased by $5.9 million from $15.8 million in 2003 to $21.7 million in 2004. The improvement is primarily due to our improvement in net income (excluding non-cash charges) of $8.3 million, while cash generated from/(used by) the working capital components of our balance sheet decreased from $1.7 million in 2003 to $(0.8) million in 2004.

During 2003, we enacted a deliberate plan to strengthen cash flows generated by operations by improvements to operating income and the management of working capital assets. For example, improvements were made in the collection of our outstanding accounts receivable, primarily the result of process improvements. While we continue to make improvements in the management of working capital assets, the most dramatic improvement was seen prior to the end of fiscal 2003, as compared to 2002. In contrast, the increase in working capital assets in 2004 was directly attributable to growth in customer sales and amounts placed in escrow by contractual requirements with our business insurance carrier, the majority of which is refundable upon continued favorable claims experience.

Cash Flows from Investing Activities. During 2004 and 2003, net cash used in investing activities was $16.6 million and $13.9 million, respectively. These investing activities were primarily attributable to the acquisition, installation and direct placement costs of bulk CO_2 systems.

Cash Flows from Financing Activities. During 2004, cash flows used in financing activities were $5.0 million compared to $3.0 million in 2003. In 2004, we refinanced our debt, as previously discussed, receiving proceeds of $73.2 million, paying fees associated with the refinancing of $2.7 million, while simultaneously paying off our previous financing facilities. In addition, we have received $1.7 million from the exercise of options and warrants to purchase shares of our common stock.

In 2003, we completed the private placement of 1,663,846 shares of our common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after $1.1 million of issuance costs. Pursuant to the requirements of the Amended Credit Facility, we used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility.

Inflation

The modest levels of inflation in the general economy have not affected our results of operations. Additionally, our customer contracts generally provide for annual increases in the monthly rental rate based on increases in the consumer price index. We believe that inflation will not have a material adverse effect on our future results of operations.

Our bulk CO_2 exclusive requirements contract with The BOC Group, Inc. ("BOC") provides for annual adjustments in the purchase price for bulk CO_2 based upon increases or decreases in the Producer Price Index for Chemical and Allied Products or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC's large, multi-location beverage customers in the United States.

Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on our balance sheet. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies.

Estimates in each of these areas are based on historical experience and a variety of assumptions that we believe are appropriate. Actual results may differ from these estimates.

Valuation of Long-Lived Assets

We review our long-lived assets for impairment, principally property and equipment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of our long-lived assets, we evaluate the probability that future undiscounted net cash flows will be greater than the carrying amount of our assets. Impairment is measured based on the difference between the carrying amount of our assets and their estimated fair value. See Note 2 of the financial statements for more information regarding asset write-downs recognized during the year ended June 30, 2002.

Certain events may occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter management's assumptions regarding our ability to realize the return of our investment in operating assets and therefore affect the amount of depreciation expense to charge against both current and future revenues. Because depreciation expense is a function of historical experiences, analytical studies and professional judgments made of property, plant and equipment, subsequent studies could result in different estimates of useful lives and net salvage values. If future depreciation studies yield results indicating that our assets have shorter lives as a result of obsolescence, physical condition, changes in technology or changes in net salvage values, the estimate of depreciation expense could increase. Likewise, if studies indicate that assets have longer lives, the estimate of depreciation expense could decrease. For the year ended June 30, 2004, depreciation expense was $13.3 million representing 19.4% of operating expenses. If the estimated lives of all assets being depreciated were increased by one year, depreciation expense would have decreased by approximately $1.0 million or 8.0%. Conversely, if the estimated lives of all assets decreased by one year, depreciation expense would have increased by $1.2 million or 9.1%.

Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. Other intangible assets consist of customer lists and non-competition agreements, principally acquired in 1995 through 1998 in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five years, the average life of customer leases, and non-competition agreements, which generally preclude the other party from competing with us in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months.

Reserves for Uncollectible Accounts Receivable

We make ongoing assumptions relating to the collectibility of our accounts receivable. The accounts receivable amount on our balance sheet includes a reserve for accounts that might not be paid. Such reserve is evaluated and adjusted on a monthly basis by examining our historical losses and collections experience, aging of our trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at-risk receivables, such as receivables from customers who no longer do business with us, are bankrupt, or are out of business. Receivables at risk greater than 120 days past due are reserved at approximately 88%, consistent with collections experience. While we believe that our current reserves are adequate to cover potential credit losses, we cannot predict future changes in the financial stability of our customers and we cannot guarantee that our reserves will continue to be adequate. If actual credit losses are significantly greater than the reserve we have established, that would increase our general and administrative expenses and reduce our reported net income. Conversely, if actual credit losses are significantly less than our reserve, this would eventually decrease our general and administrative expenses and increase our reported net income.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Substantially all of our deferred tax assets represent the benefit of loss carryforwards that arose prior to fiscal year 2004. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Among other matters, realization of the entire deferred tax asset is dependent on our ability to generate sufficient taxable income prior to the expiration of the carryforwards. While we attained profitability during fiscal year 2004, based on the available objective evidence and the recent history of losses, management cannot conclude that it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, we have recorded a valuation allowance equal to the amount of our net deferred tax assets. However, as we continue to generate future taxable income, the valuation allowance will be reviewed, which could result in a material income tax benefit being recorded in our statement of operations.

Balance Sheets

(In thousands, except share amounts)

June 30,	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 505	$ 455
Trade accounts receivable; net of allowance for doubtful accounts of $2,095 and $2,299, respectively	6,141	6,217
Inventories	226	210
Prepaid insurance expense and deposits	2,104	985
Prepaid expenses and other current assets	808	620
Total current assets	9,784	8,487
Property and equipment, net	92,969	92,448
Other assets:		
Goodwill, net	19,222	19,222
Deferred financing costs, net	2,178	1,593
Customer lists, net	41	25
Non-competition agreements, net	703	985
Deferred lease acquisition costs, net	3,458	2,892
Other assets	181	194
	25,783	24,911
Total assets	$128,536	$125,846
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 6,048	$ 2,294
Accounts payable	4,579	4,095
Accrued expenses	1,840	1,315
Accrued interest	440	981
Accrued payroll	1,137	1,212
Other current liabilities	343	329
Total current liabilities	14,387	10,226
Long-term debt, excluding current maturities	30,962	28,659
Subordinated debt	29,163	39,576
Customer deposits	3,247	3,191
Total liabilities	77,759	81,652
Commitments and contingencies		
Redeemable preferred stock	10,021	9,258
Shareholders' equity:		
Preferred stock; no par value; 5,000,000 shares authorized; issued and outstanding 7,500 shares at June 30, 2004 and 2003	—	—
Common stock; par value $.001 per share; 30,000,000 shares authorized; issued and outstanding 10,840,831 shares at June 30, 2004 and 10,633,405 at June 30, 2003	11	11
Additional paid-in capital	96,185	92,938
Accumulated deficit	(55,704)	(57,884)
Accumulated other comprehensive income (loss)	264	(129)
Total shareholders' equity	40,756	34,936
	$128,536	$125,846

See accompanying notes to financial statements.

Statements of Operations

(In thousands, except per share amounts)

Fiscal Year Ended June 30,	2004	2003*	2002*
Revenues:			
Product sales	$49,900	$45,833	$ 46,209
Equipment rentals	30,936	28,576	26,103
Total revenues	80,836	74,409	72,312
Costs and expenses:			
Cost of products sold, excluding depreciation and amortization	33,859	32,047	31,903
Cost of equipment rentals, excluding depreciation and amortization	2,369	3,513	3,595
Selling, general and administrative expenses	15,722	17,484	17,614
Depreciation and amortization	15,234	17,167	16,319
Loss on asset disposal	1,242	1,650	4,654
	68,426	71,861	74,085
Operating income (loss)	12,410	2,548	(1,773)
Loss on early extinguishment of debt	1,964	—	796
Unrealized loss on financial instrument	177	—	—
Interest expense	7,947	7,487	8,402
Income (loss) before income taxes	2,322	(4,939)	(10,971)
Provision for income taxes	142	—	—
Net income (loss)	$ 2,180	$ (4,939)	$(10,971)
Weighted average number of common and common equivalent shares outstanding			
Basic	10,689	10,396	8,742
Diluted	11,822	10,396	8,742
Net income (loss) per basic share	$ 0.13	$ (0.54)	$ (1.32)
Net income (loss) per diluted share	$ 0.12	$ (0.54)	$ (1.32)

See accompanying notes to financial statements.

*Restated to conform to current year presentation.

Statements of Shareholders' Equity

(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, June 30, 2001	8,651,125	$ 9	$ 76,290	$ (41,974)	$(343)	$ 33,982
Comprehensive (loss):						
Net (loss)	—	—	—	(10,971)	—	(10,971)
Other comprehensive expense:						
Interest rate swap transaction	—	—	—	—	(86)	(86)
Total comprehensive (loss)						(11,057)
Redeemable preferred stock dividend	—	—	(586)	—	—	(586)
Issuance of 65,574 shares of common stock—exercise of warrants	65,574	—	436	—	—	436
Issuance of 252,360 shares of common stock—exercise of options	252,360	—	2,444	—	—	2,444
Balance, June 30, 2002	8,969,059	9	78,584	(52,945)	(429)	25,219
Comprehensive (loss):						
Net (loss)	—	—	—	(4,939)	—	(4,939)
Other comprehensive income:						
Interest rate swap transaction	—	—	—	—	300	300
Total comprehensive (loss)						(4,639)
Redeemable preferred stock dividend	—	—	(706)	—	—	(706)
Issuance of 500 shares of common stock—exercise of options	500	—	6	—	—	6
Issuance of 1,663,846 shares of common stock	1,663,846	2	15,054	—	—	15,056
Balance, June 30, 2003	10,633,405	11	92,938	(57,884)	(129)	34,936
Comprehensive income:						
Net income	—	—	—	2,180	—	2,180
Other comprehensive income:						
Interest rate swap transaction, including reclassification adjustment of $86	—	—	—	—	393	393
Total comprehensive income						2,573
Redeemable preferred stock dividend	—	—	(763)	—	—	(763)
Issuance of 425,000 warrants to purchase shares of common stock	—	—	1,573	—	—	1,573
Extension of 665,403 warrants to purchase shares of common stock	—	—	760	—	—	760
Issuance of 107,331 shares of common stock—exercise of warrants	107,331	—	675	—	—	675
Issuance of 100,095 shares of common stock—exercise of options	100,095	—	1,002	—	—	1,002
Balance, June 30, 2004	**10,840,831**	**$11**	**$96,185**	**$(55,704)**	**$ 264**	**$ 40,756**

See accompanying notes to financial statements.

Statements of Cash Flows

(In thousands)

Years Ended June 30,	2004	2003*	2002*
Cash flows from operating activities:			
Net income (loss)	$ 2,180	$ (4,939)	$(10,971)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	13,255	13,836	12,604
Amortization of other assets	1,979	3,331	3,715
Amortization of original issue discount	406	210	201
Paid-in-kind interest	1,107	—	—
Loss on asset disposal	1,242	1,650	4,654
Loss on early extinguishment of debt	1,964	—	796
Unrealized loss on financial instrument	177	—	—
Changes in operating assets and liabilities:			
Decrease (increase) in:			
Trade accounts receivable	76	954	575
Inventories	(16)	25	(36)
Prepaid insurance expense and deposits	(1,119)	(460)	(445)
Prepaid expenses and other current assets	(188)	821	(302)
Increase (decrease) in:			
Accounts payable	483	743	714
Accrued expenses	530	(968)	(627)
Accrued payroll	(75)	316	17
Accrued interest	(413)	(198)	51
Other current liabilities	13	(42)	(43)
Customer deposits	56	547	(45)
Net cash provided by operating activities	21,657	15,826	10,858
Cash flows from investing activities:			
Proceeds from disposal of property and equipment	1	19	91
Purchase of property and equipment	(14,962)	(12,752)	(11,675)
Increase in non-competition agreements	—	(160)	(160)
Increase in deferred lease acquisition costs	(1,624)	(1,125)	(928)
Decrease (increase) in other assets	(10)	127	(145)
Net cash used in investing activities	$(16,595)	$(13,891)	$(12,817)

See accompanying notes to financial statements.

*Restated to conform to current year presentation.

(continued)

Statements of Cash Flows *(continued)*

(In thousands)

Years Ended June 30,	2004	2003*	2002*
Cash flows from financing activities:			
Net proceeds from issuance of long-term debt and subordinated debt and warrants	$ 74,150	$ —	$ 50,000
Repayment of long-term debt and subordinated debt	(78,094)	(17,340)	(49,887)
Proceeds from issuance of common stock	—	16,222	—
Issuance costs—common stock	—	(1,168)	—
Proceeds from issuance of redeemable preferred stock	—	—	2,500
Increase in deferred financing costs	(2,745)	(762)	(2,598)
Exercise of options and warrants	1,677	6	2,880
Net cash (used in) provided by financing activities	(5,012)	(3,042)	2,895
Increase (decrease) in cash and cash equivalents	50	(1,107)	936
Cash and cash equivalents, beginning of year	455	1,562	626
Cash and cash equivalents, end of year	$ 505	$ 455	$ 1,562
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 6,760	$ 7,475	$ 8,066
Income taxes	$ 87	$ —	$ —

Supplemental disclosure of non-cash investing and financing activities:

In 2004, 2003 and 2002, the Company increased the carrying amount of the redeemable preferred stock by $763, $706 and $586, respectively, for dividends that have not been paid and accordingly reduced additional paid-in capital by a like amount.

See accompanying notes to financial statements.

*Restated to conform to current year presentation.

(In thousands, except per share amounts)

Note 1—Description of Business and Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements include the accounts of $NuCO_2$ Inc. and its wholly-owned subsidiary, $NuCO_2$ Acquisition Corp., which was merged into the Company during the fiscal year ended June 30, 2002. All material intercompany accounts and transactions have been eliminated.

(b) Description of Business

The Company is a supplier of bulk CO_2 dispensing systems to customers in the food, beverage, lodging and recreational industries in the United States.

(c) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(d) Inventories

Inventories, consisting primarily of carbon dioxide gas, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

(e) Property and Equipment

Property and equipment are stated at cost. The Company does not depreciate bulk systems held for installation until the systems are in service and leased to customers. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under noncancelable contracts and which would not be incurred by the Company but for a successful placement. Upon early service termination, the unamortized portion of direct costs associated with the installation are expensed. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets or the lease terms for leasehold improvements, whichever is shorter.

The depreciable lives of property and equipment are as follows:

	Estimated Life
Leased equipment	5–20 years
Equipment and cylinders	3–20 years
Vehicles	3–5 years
Computer equipment	3–7 years
Office furniture and fixtures	5–7 years
Leasehold improvements	lease term

(f) Goodwill and Other Intangible Assets

Goodwill, net of accumulated amortization of $5,006, represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit.

The Company's other intangible assets consist of customer lists and non-competition agreements, principally acquired in 1995 through 1998 in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five years, the average life of customer leases, and non-competition agreements, which generally preclude the other party from competing with the Company in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months. Non-competition agreements also include an agreement entered into in January 2001, for $480, with the Company's former Chief Executive Officer and Chairman of the Board of Directors, precluding this former officer from competing with the Company for a period of five years.

(g) Impairment of Long-Lived Assets

Long-lived assets, other than goodwill, consist of property and equipment, customer lists, and non-competition agreements. Long-lived assets being retained for use by the Company are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds the asset's fair value. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows.

Long-lived assets to be disposed of by abandonment continue to be classified as held and used until they cease to be used. If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over its shortened useful life. Long-lived assets to be disposed of by sale that meet certain criteria are classified as held for sale and are reported at the lower of their carrying amounts or fair values less cost to sell.

(h) Deferred Financing Cost, Net

Financing costs are being amortized on a straight-line method over the term of the related indebtedness, ranging from forty-eight to sixty-six months. Accumulated amortization of financing costs was $566 and $4,007 at June 30, 2004 and 2003, respectively.

(i) Deferred Lease Acquisition Costs, Net

Deferred lease acquisition costs, net, consist of commissions associated with the acquisition of new leases and are being amortized over the life of the related leases, generally five to six years on a straight-line method. Accumulated amortization of deferred lease acquisition costs was $6,079 and $5,508 at June 30, 2004 and 2003, respectively. Upon early service termination, the unamortized portion of deferred lease acquisition costs are expensed.

(In thousands, except per share amounts)

(j) Revenue Recognition

The Company earns its revenues from the leasing of CO_2 systems and related gas sales. The Company, as lessor, recognizes revenue from leasing of CO_2 systems over the life of the related leases. The majority of CO_2 system agreements generally include payments for leasing of equipment and a continuous supply of CO_2 until usage reaches a pre-determined maximum annual level, beyond which the customer pays for CO_2 on a per pound basis. Other CO_2 and gas sales are recorded upon delivery to the customer.

On July 1, 2003, the Company adopted EITF 00-21. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The Company's bulk CO_2 budget plan agreements provide for a fixed monthly payment to cover the use of a bulk CO_2 system and a predetermined maximum quantity of CO_2. As of June 30, 2004, approximately 57,000 of the Company's customer locations utilized this plan. Prior to July 1, 2003, the Company, as lessor, recognized revenue from leasing CO_2 systems under its budget plan agreements on a straight-line basis over the life of the related leases. The Company developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of the CO_2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO_2 and other gases, including CO_2 provided under the budget plan, is recorded upon delivery to the customer.

The Company elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on the Company's analysis, the aggregate amount of CO_2 actually delivered under budget plans during the quarter ended June 30, 2003 is not materially different than the corresponding portion of the fixed charges attributable to CO_2. Accordingly, the Company believes that the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 is not significant.

Under the budget plan, each customer has a maximum CO_2 allowance that is measured and reset on the contract anniversary date. At that date, it is appropriate to record revenue for contract billings in excess of actual deliveries of CO_2. Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, the Company's methodology necessarily involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO_2 sales to budget plan customers when earned. The Company believes that the adoption of EITF 00-21 has the most impact on the recognition of revenue on a quarterly basis as CO_2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. Solely for comparative purposes, the Company has separated equipment rentals and CO_2 sales in the statements of operations for the years ended June 30, 2003 and 2002; however, the aggregate revenue derived from budget plan agreements for those periods is recognized on a straight-line basis. The Company believes that if the guidance of EITF 00-21 had been applied retroactively, the effect on total revenues and net loss for those periods would be immaterial as the impact of applying EITF 00-21 over a twelve-month period is insignificant as seasonal variations are largely eliminated and CO_2 allowances under budget plan agreements are measured and reset annually.

(k) Income Taxes

Income taxes are accounted for under Financial Accounting Standards Board Statement No. 109, *"Accounting for Income Taxes."* Statement No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Net Income (Loss) Per Common Share

Net income (loss) per common share is presented in accordance with SFAS No. 128, *"Earnings per Share."* Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants to the extent they are not anti-dilutive.

(m) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used when accounting for items such as allowances for doubtful accounts, depreciation and amortization periods, valuation of long-lived assets and income taxes are regarded by management as being particularly significant. These estimates and assumptions are evaluated on an ongoing basis and may require adjustment in the near term. Actual results could differ from those estimates.

(n) Employee Benefit Plan

On June 1, 1996, the Company adopted a deferred compensation plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. Contributions to the plan are made only by employees.

(o) Stock-Based Compensation

At June 30, 2004, the Company had two stock-based compensation plans which are more fully described in Note 8. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. No stock-based compensation cost is reflected in net income (loss), as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based compensation.

Fiscal Years Ended June 30,	2004	2003	2002
Net income (loss), as reported	$ 2,180	$(4,939)	$(10,971)
Less:			
Stock-based compensation—fair value measurement	(1,272)	(1,085)	(985)
Net income (loss), pro forma	908	(6,024)	(11,956)
Preferred stock dividends	(763)	(706)	(586)
Net income (loss) available to common shareholders pro forma	$ 145	$(6,730)	$(12,542)
Basic earnings (loss) per share—reported	$ 0.13	$ (0.54)	$ (1.32)
Basic earnings (loss) per share—pro forma	$ 0.01	$ (0.64)	$ (1.43)
Diluted earnings (loss) per share—reported	$ 0.12	$ (0.54)	$ (1.32)
Diluted earnings (loss) per share—pro forma	$ 0.01	$ (0.64)	$ (1.43)

Expected volatility	40%	40%	40%
Risk-free interest rate	2.6%–3.2%	3.7%–4.8%	4.6%–6.0%
Expected dividend yield	0%	0%	0%
Expected lives	3–4 years	1–5 years	1–5 years

(p) Internal Use Software

Computer software developed or obtained for internal use is included in property and equipment and is accounted for in accordance with Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* The Company expenses all costs related to the development of internal use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized on a straight-line method over the estimated useful life of the software, three to five years.

(q) Vendor Rebates

Pursuant to EITF 02-16, *"Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,"* the Company recognizes rebates received from its supplier of bulk CO_2 tanks as a reduction of capitalizable cost. The Company received rebates of $548 and $393 during the fiscal years ended June 30, 2004 and 2003, respectively.

(r) Trade Receivables and Allowance for Doubtful Accounts

The Company invoices its customers on a monthly basis, with payment due within 30 days of the invoice date. The Company does not provide discounts for early payment, or add financing charges to late payments. In conjunction with its trade receivables, the Company has established a reserve for accounts that might not be collectible. Such reserve is evaluated and adjusted on a monthly basis by examining the Company's historical losses, aging of its trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at-risk receivables, such as receivables from customers who no longer do business with the Company, are bankrupt, or out of business.

(s) Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"* ("SFAS 145"). Among other things, SFAS 145 rescinds the provisions of SFAS No. 4 that require companies to classify certain gains and losses from debt extinguishments as extraordinary items. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30 ("APB 30"); otherwise such losses will be classified as a component of continuing operations. The Company adopted SFAS 145 during the quarter ended September 30, 2002. In accordance with APB 30 and SFAS 145, the Company reclassified the $796 extraordinary loss on the early extinguishment of debt for fiscal 2002 to a component of continuing operations.

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)"* ("EITF 94-3"). The principal difference between SFAS 146 and EITF 94-3 relates to SFAS 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, but early application is encouraged. The adoption of SFAS 146 during the first quarter of fiscal 2003 had no impact on the Company's financial position, results of operations or cash flows for the periods presented.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"). SFAS 148 amends SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting

(In thousands, except per share amounts)

for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS 148 had no impact on the Company's financial position, results of operations or cash flows for the periods presented.

In the first quarter of fiscal 2003, the Company adopted SOP 01-06, *"Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others"* ("SOP 01-06"). SOP 01-06 addresses disclosures on accounting policies relating to trade accounts receivable and is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SOP 01-06 had no impact on the Company's financial position, results of operations or cash flows for the periods presented.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and designated hedges after June 30, 2003, except for those provisions of SFAS 149 which relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 had no material impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is originally effective for the first interim period beginning after June 15, 2003. The adoption of SFAS 150 had no material impact on the Company's financial position, results of operations or cash flows.

In December 2003, the FASB revised FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities."* Application of this Interpretation is required in a company's financial statements for interests in variable interest entities for reporting periods ending after March 15, 2004. FASB Interpretation No. 46 did not effect the Company's financial position, results of operations, or cash flows.

In December 2003, the FASB revised SFAS No. 132, *"Employers' Disclosures about Pensions and Other Postretirement Benefits"* ("SFAS 132"). SFAS 132 requires additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit plans and other defined benefit postretirement plans. SFAS 132 requires that this information be provided separately for pension plans and other postretirement benefit plans. The adoption of the revised SFAS 132 during fiscal 2004 had no material impact on the Company's financial position, results of operations, or cash flows.

Note 2—Property and Equipment, Net

Property and equipment, net consists of the following:

As of June 30,	2004	2003
Leased equipment	$137,124	$127,463
Equipment and cylinders	17,707	16,405
Tanks held for installation	4,557	4,808
Vehicles	285	300
Computer equipment and software	4,401	4,356
Office furniture and fixtures	1,658	1,643
Leasehold improvements	1,963	1,846
	167,695	156,821
Less accumulated depreciation and amortization	74,726	64,373
	$ 92,969	$ 92,448

Capitalized component parts and direct costs associated with installation of equipment leased to others included in leased equipment was $41,485 and $36,683 at June 30, 2004 and 2003, respectively. Accumulated depreciation and amortization of these costs was $25,450 and $22,450 at June 30, 2004 and 2003, respectively. Upon early service termination, the Company writes off the remaining net book value of direct costs associated with the installation of equipment.

Depreciation and amortization of property and equipment was $13,255, $13,836 and $12,604 for the years ended June 30, 2004, 2003 and 2002, respectively.

In June 2001, the Company adopted a plan to discontinue installation of 50 and 100 lb. tanks and to dispose of the 50 and 100 lb. tanks held for installation. The Company's supply of uninstalled 50 and 100 lb. tanks was written down to their estimated fair value during fiscal 2001 and were disposed of in fiscal 2002. During fiscal 2002, an additional loss in the amount of $1,125 was recognized relating to 50 and 100 lb. tanks that were removed from service during the year. Management continued to review the recoverability of the remaining 50 and 100 lb. tanks in service and in June 2002, adopted a plan to replace all 50 and 100 lb. tanks in service at customers over a three to four year period. The Company's decision to replace these small tanks was based on an evaluation of undiscounted cash flows, contribution to fixed depot overhead, pricing and targeted margins. As a result of the Company's decision, the remaining 50 and 100 lb. tanks were written down to their estimated fair value and a loss on impairment of $1,809 was recorded in June 2002. As of June 30, 2004 and 2003, the net book value of the 50 and 100 lb. tanks still in service was $370 and $1,313, respectively, which is being depreciated over the remaining period of time that these tanks are expected to be utilized.

Note 3 — Goodwill and Other Intangible Assets

The Company adopted SFAS 142 as of July 1, 2001, resulting in no goodwill amortization expense for the years ended June 30, 2004, 2003 and 2002. Goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. The Company was not required to recognize an impairment of goodwill.

Information regarding the Company's goodwill and other intangible assets is as follows:

	Cost	Accumulated Amortization	Net Book Value
As of June 30, 2004:			
Goodwill	$24,228	$ 5,006	$19,222
Non-competition agreements	2,315	1,612	703
Customer lists	62	21	41
	$26,605	$ 6,639	$19,966
As of June 30, 2003:			
Goodwill	$24,228	$ 5,006	$19,222
Non-competition agreements	3,110	2,125	985
Customer lists	5,370	5,345	25
	$32,708	$12,476	$20,232

Amortization expense for other intangible assets was $291, $552 and $1,155 for the years ended June 30, 2004, 2003 and 2002, respectively. There were no adjustments or changes in amortization periods of other intangible assets as a result of the initial application of SFAS 142.

Estimated amortization expense for each of the next five years is $293, $238, $166, $43 and $4 for fiscal years ending June 30, 2005, 2006, 2007, 2008 and 2009, respectively.

Note 4 — Leases

The Company leases equipment to its customers generally pursuant to five-year or six-year non-cancelable operating leases which expire on varying dates through June 2010. At June 30, 2004, future minimum payments due from customers include, where applicable, amounts for a continuous supply of CO_2 under the budget plan, which provides bundled pricing for tank rental and CO_2. The revenue stream has been segregated in conformity with EITF 00-21 between the estimated rental of equipment and the sale of CO_2. The following table presents the separate revenue streams attributable to the lease of the equipment and the sale of the CO_2:

Year Ending June 30,	Equipment	CO_2
2005	$27,106	$19,197
2006	22,065	15,897
2007	15,857	12,234
2008	11,360	9,018
2009	7,604	6,017
Thereafter	2,641	2,055
	$86,633	$64,418

Note 5 — Long-Term Debt

Long-term debt consists of the following:

As of June 30,	2004	2003
Note payable to bank under credit facility. Drawings at June 30, 2004 and 2003 are at a weighted average interest rate of 6.4% and 4.7%, respectively.	$36,800	$30,700
Other note payable	210	253
	37,010	30,953
Less current maturities of long-term debt	6,048	2,294
Long-term debt, excluding current maturities	$30,962	$28,659

In September 2001, the Company entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks ("Amended Credit Facility"). This facility replaced the Company's former facility, which was due to expire in May 2002. The Amended Credit Facility contained interest rates and an unused commitment fee based on a pricing grid calculated quarterly on total debt to annualized EBITDA (as defined). The Company was entitled to select the Base Rate or LIBOR, plus applicable margin, for principal drawings under the Amended Credit Facility. The applicable LIBOR margin pursuant to the pricing grid ranged from 2.50% to 4.75%, the applicable unused commitment fee pursuant to the pricing grid ranged from 0.375% to 0.50% and the applicable Base Rate margin pursuant to the pricing grid ranged from 1.50% to 3.75%. Interest only was payable periodically until the termination of the Amended Credit Facility. The Amended Credit Facility was collateralized by substantially all of the Company's assets. Additionally, the Company was precluded from declaring or paying any cash dividends, except the Company was permitted to accrue and accumulate, but not pay, cash dividends on the redeemable preferred stock. The Company was also required to meet certain affirmative and negative covenants including, but not limited to, financial covenants.

Prior to June 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended March 31, 2002 and prospectively, and non-compliance with the minimum EBITDA covenant for the three months ended March 31, 2002 was waived. As of June 30, 2002, the Company was not in compliance with certain of its financial covenants. On September 27, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively, and the maturity of the Amended Credit Facility was extended to November 17, 2003. As of September 30, 2002, the Company was in compliance with all of the financial covenants under the Amended Credit Facility. On February 7, 2003, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended December 31, 2002 and prospectively, non-compliance with the minimum EBITDA covenant for the three months ended December 31, 2002 was waived, the maturity of the Amended Credit Facility was extended to April 29, 2004, and the Amended Credit Facility was reduced to $45.0 million. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the Amended Credit Facility.

(In thousands, except per share amounts)

On August 22, 2002, the Company completed the private placement of 1,663,846 shares of its common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after issuance costs of $1.1 million. Pursuant to the requirements of the Amended Credit Facility, the Company used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility.

On August 25, 2003, the Company terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the "Senior Credit Facility"). The Senior Credit Facility consists of a $30.0 million A term loan facility (the "A Term Loan"), a $10.0 million B term loan facility (the "B Term Loan"), and a $10.0 million revolving loan facility (the "Revolving Loan Facility"). The A Term Loan and Revolving Loan Facility mature on August 25, 2007, while the B Term Loan matures on August 25, 2008. The B Term Loan is subordinate in right of payment to the A Term Loan and borrowings under the Revolving Loan Facility. The Company is entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. The applicable Eurodollar Loan margin for A Term Loans and borrowings pursuant to the Revolving Loan Facility ranges from 3.5% to 4.0%, and the applicable Base Rate Loan margin ranges from 2.5% to 3.0%, provided that until delivery to the lenders of the Company's financial statements for the quarter ending June 30, 2004, the margin on Eurodollar Loans is 4.0% and the margin for Base Rate Loans is 3.0%. The applicable Eurodollar Loan margin and Base Rate Loan margin for B Term Loans is 7.5% and 6.5%, respectively. Applicable margin is determined by a pricing grid based on the Company's Consolidated Total Leverage Ratio (as defined). At closing, the Company borrowed the A Term Loan, the B Term Loan and $3.0 million under the Revolving Loan Facility. Interest is payable periodically on borrowings under the Senior Credit Facility. In addition, commencing on December 31, 2003 and on the last day of each quarter thereafter, the Company is required to make principal repayments on the A Term Loan in increasing amounts. The Senior Credit Facility is collateralized by all of the Company's assets. Additionally, the Company is precluded from declaring or paying any cash dividends, except it may accrue and accumulate, but not pay, cash dividends on its outstanding redeemable preferred stock. As of June 30, 2004, no amounts were outstanding under the Revolving Loan Facility.

The Company is also required to meet certain affirmative and negative covenants, including but not limited to financial covenants. The Company is required to assess its compliance with these financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place the Company in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Senior Credit Facility also includes certain cross-default provisions to the Company's 16.3% Senior Subordinated Notes due February 27, 2009. The Company was in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters during fiscal 2004, up to and including June 30, 2004.

In connection with the termination of the Amended Credit Facility, during the first quarter of fiscal 2004, the Company recognized a loss from the write-off of $860 in unamortized financing costs associated with the Amended Credit Facility and recorded $2,164 in financing costs associated with the Senior Credit Facility. Such costs will be amortized over the life of the Senior Credit Facility.

Effective July 1, 2000, the Company adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended, which, among other things, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company uses derivative instruments to manage exposure to interest rate risks. The Company's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of this exposure. Prior to August 25, 2003, the Company was a party to an interest rate swap agreement (the "Prior Swap") with a notional amount of $12.5 million and a termination date of September 28, 2003. Under the Prior Swap, the Company paid a fixed interest rate of 5.23% per annum and received a LIBOR-based floating rate. In conjunction with the termination of the Prior Swap prior to maturity, the Company paid $86, which represented the fair value of the swap liability. The $86 was reclassified from other comprehensive income and recognized as a component of the loss on early extinguishment of debt.

The Prior Swap, which was designated as a cash flow hedge, was deemed to be a highly effective transaction, and accordingly the loss on the derivative instrument was reported as a component of other comprehensive income (loss). For the fiscal years ended June 30, 2004, 2003 and 2002, the Company recorded $43 net of the reclassification adjustment of $86, $300 and $(86), respectively, representing the change in fair value of the Prior Swap, as other comprehensive income.

In order to reduce the Company's exposure to increases in Eurodollar rates, and consequently to increases in interest payments, the Company entered into an interest rate swap transaction (the "Swap") on October 2, 2003, in the amount of $20.0 million ("Notional Amount") with an effective date of March 15, 2004 and a maturity date of September 15, 2005. Pursuant to the Swap, the Company pays a fixed interest rate of 2.12% per annum and receives a Eurodollar-based floating rate. The effect of the

Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $177 was recognized in the Company's results of operations for the fiscal year ended June 30, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction. Accordingly, the Company recorded $264, representing the change in fair value of the Swap from March 15, 2004 through June 30, 2004, as other comprehensive income.

The aggregate maturities of long-term debt for each of the five years subsequent to June 30, 2004 are as follows:

Year Ending June 30,	
2005	$ 6,048
2006	9,302
2007	11,557
2008	103
2009	10,000
	$37,010

Note 6 — Subordinated Debt

In October 1997, the Company issued $30.0 million of its 12% Senior Subordinated Promissory Notes (the "1997 Notes") with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. The 1997 Notes were sold with detachable seven year warrants to purchase an aggregate of 655,738 shares of common stock at an exercise price of $16.40 per share. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* the Company allocated proceeds of $29.7 million to the debt and $0.3 million to warrants, with the resulting discount on the debt referred to as the Original Issue Discount. Prior to August 25, 2003, the Original Issue Discount was being amortized as interest expense over the life of the debt, resulting in an effective interest rate on the 1997 Notes of 12.1% per annum. The amount allocated to the warrants was credited to Additional Paid-In Capital. In conjunction with the issuance of the 1997 Notes, the Company was required to meet certain affirmative and negative covenants. In addition, NationsBanc Montgomery Securities, Inc., the placement agent, received a warrant to purchase an aggregate of 30,000 shares of common stock at an exercise price of $14.64 per share which expires on October 31, 2004.

On May 4, 1999, the Company sold an additional $10.0 million of its 12% Senior Subordinated Promissory Notes (the "1999 Notes"). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes described above. The 1999 Notes were sold with detachable 6½ year warrants to purchase an aggregate of 372,892 shares of common stock at an exercise price of $6.65 per share.

In return for modifying certain financial covenants governing the 1997 Notes, the exercise price of 612,053 of the warrants issued in connection with the 1997 Notes was reduced to $6.65 per share. On May 4, 1999, the trading range of the Company's common stock was $6.44 to $6.88 per share. To assist with the valuation of the newly issued warrants and the repriced warrants, the Company hired an outside consultant. Utilizing the Black-Scholes Model, the warrants issued with the 1997 Notes were valued at $1.26 per warrant, or an aggregate value of $774, and the warrants issued with the 1999 Notes at $1.47 per warrant, or an aggregate value of $549. Both amounts were recorded as Additional Paid-In Capital, offset by the Original Issue Discount, which is netted against the outstanding balance of the 1997 Notes and 1999 Notes. After giving effect to the amortization of the Original Issue Discount, the effective interest rate on the 1999 Notes was 13.57% per annum.

During the fiscal year ended June 30, 2002, 65,574 of the warrants issued in connection with the 1997 Notes were exercised and converted into shares of the Company's common stock. On August 22, 2002, in conjunction with the private placement of 1,663,846 shares of the Company's common stock (see Note 4), the remaining warrants issued in conjunction with the 1997 Notes and the warrants issued in connection with the 1999 Notes were adjusted pursuant to anti-dilution provisions to provide for the purchase of an additional 21,906 shares of the Company's common stock. In addition, in fiscal 2004, warrants to purchase 30,831 shares of the Company's common stock issued in connection with the 1997 Notes and 1999 Notes were exercised pursuant to the cashless exercise provision contained in the warrants. In connection with the cashless exercise, warrants to purchase 50,647 shares of the Company's common stock were canceled.

As of December 31, 2002, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes.

On August 25, 2003, concurrently with the closing of the Senior Credit Facility, the Company prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of the Company's 16.3% Senior Subordinated Notes due February 27, 2009 (the "New Notes") with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes is 12% per annum payable in cash and 4.3% per annum payable "in-kind" by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $760. At the date of issuance,

(In thousands, except per share amounts)

in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* the Company allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the Original Issue Discount. The Original Issue Discount is being amortized as interest expense over the life of the debt. In addition, in fiscal 2004, warrants to purchase 75,000 shares of the Company's common stock issued in connection with the New Notes were exercised for proceeds of $659, recorded as additional paid-in capital on the Company's balance sheet as of June 30, 2004. As of June 30, 2004, warrants to purchase 1,283,484 shares of common stock issued in connection with the 1997 Notes, 1999 Notes and New Notes were outstanding.

As with the Senior Credit Facility, the Company is required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. The Company was in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters during fiscal 2004, up to and including June 30, 2004.

In connection with the early repayment of the 1997 Notes and 1999 Notes, during the first quarter of fiscal 2004, the Company recognized a loss of $1,018 attributable to the unamortized financing costs and Original Issue Discount associated with the 1997 Notes and 1999 Notes, and recorded $581 of financing costs associated with the New Notes. Such fees are being amortized over the life of the New Notes. The weighted average effective interest rate of the New Notes, including the amortization of Original Issue Discount, is 18.0%.

Note 7—Redeemable Preferred Stock

In May 2000, the Company sold 5,000 shares of its Series A 8% Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), for $1,000 per share (the initial "Liquidation Preference"). Cumulative dividends are payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, are added to the Liquidation Preference. Shares of the Series A Preferred Stock may be converted into shares of common stock at any time at a current conversion price of $9.28 per share. In connection with the sale, costs in the amount of $65 were charged to paid-in capital. Effective August 18, 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of common stock.

In November 2001, the Company sold 2,500 shares of its Series B 8% Cumulative Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), for $1,000 per share (the initial "Liquidation Preference"). Cumulative dividends are payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, are added to the Liquidation Preference. Shares of the Series B Preferred Stock may be converted into shares of common stock at any time at a current conversion price of $12.92 per share.

During the fiscal years ended June 30, 2004, 2003 and 2002, the carrying amount (and Liquidation Preferences) of the Series A Preferred Stock and Series B Preferred Stock ("Preferred Stock") was increased by $763, $706 and $586, respectively, for dividends accrued. The Preferred Stock shall be mandatorily redeemed by the Company within 30 days after a Change in Control (as defined) of the Company (the date of such redemption being the "Mandatory Redemption Date") at an amount equal to the then effective Liquidation Preference plus accrued and unpaid dividends thereon from the last dividend payment date to the Mandatory Redemption Date, plus if the Mandatory Redemption Date is on or prior to the fourth anniversary of the issuance of the Preferred Stock, the amount of any dividends that would have accrued and been payable on the Preferred Stock from the Mandatory Redemption Date through the fourth anniversary date.

In addition, outstanding shares of Preferred Stock vote on an "as converted basis" with the holders of the common stock as a single class on all matters that the holders of the common stock are entitled to vote upon.

Note 8—Shareholders' Equity

(a) Non-Qualified Stock Options and Warrants

In May 1997, the Company entered into a supply agreement with the BOC Group, Inc. ("BOC") by which BOC committed to provide the Company with 100% of its CO_2 requirements at competitive prices. In connection with this agreement, the Company granted BOC a warrant to purchase 1,000,000 shares of its common stock. The warrant was exercisable at $17 per share from May 1, 1999 to May 1, 2002 and thereafter at $20 per share until April 30, 2007. In May 2000, the Company solicited BOC to purchase 1,111,111 shares of its common stock at $9.00 per share. In connection with this purchase of common stock, the outstanding warrant was reduced to 400,000 shares, with an exercise price of $17 per share. On the date of issuance of the common stock, the closing price of the common stock on the Nasdaq National Market was $8.00 per share.

In January 2001, the Company granted to each non-employee director options for 10,000 shares of common stock. An aggregate of 50,000 options were granted at an exercise price equal to $7.82. In March 2003, the Company granted to each non-employee director options for 6,000 shares of common stock, or an aggregate of 36,000 options at an exercise price of $4.85. In September 2003, the Company granted to two of its non-employee directors options for 22,000 shares of common stock, or an aggregate of 44,000 options at an exercise price of $8.91. In addition, in March 2004, the Company granted a non-employee director options for 6,000 shares of common stock at an exercise price of $16.25. The exercise price for all grants is equal to the average closing price of the common stock on the Nasdaq National Market for the 20 trading days prior to the grant date. All options vest in three to five equal annual installments commencing upon issuance, and have a ten-year term, and as of June 30, 2004 and 2003, options for 58,533 and 37,200 shares, respectively, were exercisable.

(b) Stock Option Plans

The Board of Directors of the Company adopted the 1995 Option Plan (the "1995 Plan"). Under the 1995 Plan, the Company has reserved 2,400,000 shares of common stock for employees of the Company. Under the terms of the 1995 Plan, options granted may be either incentive stock options or non-qualified stock options. The exercise price of incentive options shall be at least equal to 100% of the fair market value of the Company's common stock at the date of the grant, and the exercise price of non-qualified stock options issued to employees may not be less than 75% of the fair market value of the Company's common stock at the date of the grant. The maximum term for all options is ten years. Options granted to date generally vest in equal annual installments from one to five years, though a limited number of grants were partially vested at the grant date. The weighted average fair value per share of options granted during the years ended June 30, 2004, 2003 and 2002 was $4.11, $2.41 and $4.78, respectively.

The following summarizes the transactions pursuant to the 1995 Plan:

	Options Outstanding	Weighted Average Exercise Price Per Option	Options Exercisable
Outstanding at June 30, 2001	1,170,335	$ 9.38	581,499
Granted	429,100	12.15	
Expired or canceled	(184,625)	10.55	
Exercised	(252,360)	9.69	
Outstanding at June 30, 2002	1,162,450	10.15	503,072
Granted	326,350	6.87	
Expired or canceled	(199,780)	11.36	
Exercised	(500)	11.25	
Outstanding at June 30, 2003	1,288,520	9.13	640,373
Granted	379,300	15.61	
Expired or canceled	(73,288)	12.18	
Exercised	(90,009)	10.17	
Outstanding at June 30, 2004	**1,504,523**	**$10.55**	**865,653**

The following table sets forth certain information as of June 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0.00–$ 5.00	149,613	7.76	$ 4.83	95,261	$ 4.84
$ 5.01–$10.00	601,535	6.81	7.56	389,129	7.25
$10.01–$15.00	569,275	7.33	12.40	335,238	11.98
$15.01–$20.00	184,100	9.99	19.29	46,025	19.29
	1,504,523	7.49	$10.55	865,653	$ 9.46

The Board of Directors of the Company adopted the Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, each non-employee director will receive options for 6,000 shares of common stock on the date of his or her first election to the Board of Directors. In addition, on the third anniversary of each director's first election to the Board, and on each three year anniversary thereafter, each non-employee director will receive an additional option to purchase 6,000 shares of common stock. The exercise price per share for all options granted under the Directors' Plan will be equal to the fair market value of the common stock as of the date of grant. All options vest in three equal annual installments beginning on the first anniversary of the date of grant. The maximum term for all options is ten years. The weighted average fair value per share of options granted during the years ended June 30, 2004, 2003 and 2002 was $3.90, $1.82 and $3.55, respectively.

The following summarizes the transactions pursuant to the Directors' Plan:

	Options Outstanding	Weighted Average Exercise Price Per Option	Options Exercisable
Outstanding at June 30, 2001	48,000	$ 8.66	22,000
Granted	12,000	11.10	
Outstanding at June 30, 2002	60,000	9.15	34,000
Granted	6,000	8.69	
Outstanding at June 30, 2003	66,000	9.11	45,997
Granted	24,000	13.71	
Exercised	(10,086)	8.63	
Outstanding at June 30, 2004	**79,914**	**$10.55**	**53,994**

The following table sets forth certain information as of June 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 5.01–$10.00	36,000	5.15	$ 7.52	31,998	$ 7.38
$10.01–$15.00	31,914	7.16	12.02	18,000	12.27
$15.01–$20.00	12,000	9.69	15.74	3,996	15.74
	79,914	6.63	$10.55	53,994	$ 9.63

Note 9—Earnings per Share

The Company calculates earnings per share in accordance with the requirements of SFAS No. 128, *"Earnings Per Share."* The following table presents the Company's net income (loss) available to common shareholders and income (loss) per share, basic and diluted (in thousands, except per share amounts):

Fiscal Year Ended June 30,	2004	2003	2002
Net income (loss)	$ 2,180	$ (4,939)	$(10,971)
Redeemable preferred stock dividends	(763)	(706)	(586)
Net income (loss)—available to common shareholders	$ 1,417	$ (5,645)	$(11,557)
Weighted average outstanding shares of common stock:			
Basic	10,689	10,396	8,742
Diluted	11,822	10,396	8,742
Basic income (loss) per share	$ 0.13	$ (0.54)	$ (1.32)
Diluted income (loss) per share	$ 0.12	$ (0.54)	$ (1.32)

The weighted average shares outstanding used to calculate basic and diluted earnings (loss) per share were calculated as follows:

Fiscal Year Ended June 30,	2004	2003	2002
Weighted average shares outstanding—basic	10,688,802	10,396,352	8,741,550
Outstanding options and warrants to purchase shares of common stock—remaining shares after assuming repurchase with proceeds from exercise	1,133,033	—	—
Weighted average shares outstanding—diluted	11,821,835	10,396,352	8,741,550
Excluded from calculation of loss per common share:			
Outstanding options and warrants to purchase shares of common stock—remaining shares after assuming repurchase with proceeds from exercise	—	287,915	671,155

During the years ended June 30, 2004, 2003 and 2002, the Company excluded the equivalent shares listed as these options and warrants to purchase common stock were anti-dilutive for these periods. In addition, the Company excluded the effects of the conversion of its outstanding redeemable preferred stock using the "if converted" method, as the effect would be anti-dilutive (Note 7). The Company's redeemable preferred stock was convertible into 973,104, 910,983 and 841,609 shares of common stock as of June 30, 2004, 2003 and 2002, respectively. Effective August 18, 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of common stock.

The following table lists options and warrants outstanding as of the periods shown which were not included in the computation of diluted EPS because the options and warrants exercise price was greater than the average market price of the common shares:

	As of June 30,		
Range of Exercise Prices	2004	2003	2002
$ 5.01–$10.00	—	160,370	0
$10.01–$15.00	112,200	646,087	428,600
$15.01–$20.00	646,779	444,679	443,715
	758,979	1,251,136	872,315

Note 10—Income Taxes

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

As of June 30,	2004	2003
Deferred tax assets:		
Allowance for doubtful accounts	$ 733	$ 805
Intangible assets	1,254	1,372
Other	4	4
Net operating loss carryforwards	33,523	34,537
Total gross deferred tax assets	35,514	36,718
Less valuation allowance	(16,044)	(16,975)
Net deferred tax assets	19,470	19,743
Deferred tax liabilities:		
Goodwill	(2,042)	(1,510)
Fixed assets	(17,428)	(18,233)
Total gross deferred tax liabilities	(19,470)	(19,743)
Net deferred taxes	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Substantially all of the Company's deferred tax assets represent the benefit of loss carryforwards that arose prior to fiscal year 2004. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such items considered are the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Among other matters, realization of the entire deferred tax asset is dependent on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. While the Company attained profitability during fiscal year 2004, based on the available objective evidence and the recent history of losses, management cannot conclude that it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, the Company has recorded a valuation allowance equal to the amount of its net deferred tax assets. However, as the Company continues to generate future taxable income, the valuation allowance will be reviewed, which could result in a material income tax benefit being recorded in the statement of operations.

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate for the year ended June 30, 2004 is as follows:

U.S. federal statutory rate	34.0%
Change in valuation allowance	(40.0)
State income taxes, net	3.7
Nondeductible expenses	5.0
Other	3.4
Effective income tax rate	6.1%

For the year ended June 30, 2004 the Company's current provision for income taxes was reduced by $1,014 as the result of the utilization of net operating loss carryforwards.

At June 30, 2004, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $95.8 million, which expire in varying amounts between 2007 through 2024 as follows:

Years of Expiration	
2007–2011	$ 4,946
2012–2016	18,733
2017–2021	58,928
Thereafter	13,174
	$95,781

During the year ended June 30, 2004, the Company's valuation allowance was reduced by $931.

Note 11—Lease Commitments

The Company leases office equipment, trucks and warehouse/depot and office facilities under operating leases that expire at various dates through June 2012. Primarily all of the leases contain renewal options and escalations for real estate taxes, common charges, etc. Future minimum lease payments under non-cancelable operating leases (that have initial non-cancelable lease terms in excess of one year) are as follows:

Year Ending June 30,	
2005	$ 4,553
2006	3,910
2007	3,228
2008	2,383
2009	1,540
Thereafter	1,003
	$16,617

Total rental costs under non-cancelable operating leases were approximately $5,336, $5,344 and $5,130 in 2004, 2003 and 2002, respectively.

Note 12—Concentration of Credit and Business Risks

The Company's business activity is with customers located within the United States. For each of the years ended June 30, 2004, 2003 and 2002 the Company's sales to customers in the food and beverage industry were approximately 95%.

There were no customers that accounted for greater than 3% of total sales for each of the three years ended June 30, 2004, nor were there any customers that accounted for greater than 5% of total accounts receivable at June 30, 2004 or 2003.

The Company purchases new bulk CO-2 systems from the two major manufacturers of such systems. The inability of either or both of these manufacturers to deliver new systems to the Company could cause a delay in the Company's ability to fulfill the demand for its services and a possible loss of sales, which could adversely affect operating results.

Note 13—Commitments and Contingencies

In May 1997, the Company entered into an exclusive carbon dioxide supply agreement with The BOC Group, Inc. ("BOC") (see Note 8). The agreement ensures readily available high quality CO_2 as well as relatively stable liquid carbon dioxide prices. Pursuant to the agreement, the Company purchases virtually all of its liquid CO_2 requirements from BOC. The agreement contains annual adjustments over the prior contract year for an increase or decrease in the Producer Price Index for Chemical and Allied Products ("PPI") or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC's large, multi-location beverage customers in the United States.

The Company is a defendant in legal actions which arise in the normal course of business. In the opinion of management, the outcome of these matters will not have a material effect on the Company's financial position or results of operations.

Note 14—Related Party Transactions

Robert L. Frome, a Director of the Company, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which law firm has been retained by the Company. Fees paid by the Company to such law firm during fiscal 2004, 2003 and 2002, were $117, $184 and $140, respectively.

In connection with the Refinancing described in Note 6, 55,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued to Craig L. Burr, a Director of the Company, and one of the purchasers of the New Notes, an affiliate of Mr. Burr's. Such warrants were exercised in May 2004.

In connection with the Refinancing described in Note 6, 250,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued to affiliates of J.P. Morgan Partners (BHCA), L.P., purchasers of a portion of the New Notes. In addition, the expiration date of warrants to purchase an aggregate of 665,403 shares of the Company's common stock at an exercise price of $6.65 per share previously issued to J.P. Morgan Partners (BHCA), L.P. in connection with the 1997 Notes and 1999 Notes was extended until February 27, 2009 (see Note 6). Richard D. Waters, Jr., a Director of the Company, is an affiliate of J.P. Morgan Partners (BHCA), L.P.

(In thousands, except per share amounts)

Note 15—Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

(a) Cash and cash equivalents, accounts receivable and accounts payable and accrued expenses
The carrying amounts approximate fair value due to the short maturity of these instruments.

(b) Long-term and subordinated debt
The fair value of the Company's long-term and subordinated debt has been estimated based on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and fair values of the Company's financial instruments are as follows:

As of June 30,	2004	2003
Cash and cash equivalents	$ 505	$ 455
Accounts receivable	6,141	6,217
Accounts payable and accrued expenses	7,996	7,603
Long-term debt, including current maturities	37,010	30,953
Subordinated debt	29,163	39,576
Fair value of swap—asset/(liability)	87	(129)

Note 16—Selected Quarterly Financial Data (unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2004	2003	2004	2003	2004	2003	2004	2003
Total revenues (a)	$20,238	$18,678	$19,454	$18,101	$20,072	$18,340	$21,072	$19,290
Gross profit (a)	10,784	9,535	10,688	9,390	11,084	9,591	12,052	10,333
Operating income (loss)	2,442	(118)	2,824	(384)	3,229	1,046	3,915	2,004
Net income (loss) (a)(b)	(1,419)	(2,110)	774	(2,314)	1,072	(777)	1,753	262
Earnings (loss) per share:								
Basic	$ (0.15)	$ (0.24)	$ 0.05	$ (0.23)	$ 0.08	$ (0.09)	$ 0.14	$ 0.01
Diluted	$ (0.15)	$ (0.24)	$ 0.05	$ (0.23)	$ 0.07	$ (0.09)	$ 0.13	$ 0.01

(a) As discussed in Note 1(j), the Company elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. While the adoption of EITF 00-21 would have had no material effect on aggregate revenues and net loss for the years ended June 30, 2003 and 2002, had the EITF been applied retroactively, the effect of adopting EITF 00-21 in the manner described in Note 1(j) prior to July 1, 2003 would have resulted in a change in revenues, gross profit, operating income, net loss and loss per share during the quarterly periods presented above. Solely for comparative purposes, the following table presents the Company's quarterly results of operations to reflect the impact of EITF 00-21 during the periods presented:

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2004	2003	2004	2003	2004	2003	2004	2003
Total revenues	$20,238	$19,085	$19,454	$17,944	$20,072	$18,035	$21,072	$19,345
Gross profit	10,784	9,942	10,688	9,233	11,084	9,286	12,052	10,388
Operating income (loss)	2,442	289	2,824	(541)	3,229	741	3,915	2,059
Net income (loss)	(1,419)	(1,703)	774	(2,471)	1,072	(1,082)	1,753	317
Earnings (loss) per share:								
Basic	$ (0.15)	$ (0.19)	$ 0.05	$ (0.25)	$ 0.08	$ (0.12)	$ 0.14	$ 0.02
Diluted	$ (0.15)	$ (0.19)	$ 0.05	$ (0.25)	$ 0.07	$ (0.12)	$ 0.13	$ 0.02

(b) Per common share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to total year earnings per share because of differences in the average common shares outstanding during each period.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
$NuCO_2$ Inc.
Stuart, Florida

We have audited the accompanying balance sheets of $NuCO_2$ Inc. as of June 30, 2004 and 2003, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of $NuCO_2$ Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004 in conformity with United States generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective July 1, 2003, the Company changed the manner in which it accounts for multiple deliverable revenue arrangements as a result of the adoption of Emerging Issues Task Force Issue No. 00-21, and effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* which changed the method of accounting for goodwill.

Margolin, Winer & Evens LLP
MARGOLIN, WINER & EVENS LLP

Garden City, New York
August 18, 2004

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the Nasdaq National Market under the symbol "NUCO." The following table indicates the high and low sale prices for our common stock for each quarterly period during fiscal 2003 and 2004, as reported by the Nasdaq National Market.

	High	Low
Calendar 2002		
Third Quarter	$13.850	$ 7.000
Fourth Quarter	10.560	7.000
Calendar 2003		
First Quarter	$ 8.210	$ 3.900
Second Quarter	9.780	4.990
Third Quarter	11.480	8.500
Fourth Quarter	13.200	11.000
Calendar 2004		
First Quarter	$18.700	$11.803
Second Quarter	20.170	16.700

At September 10, 2004, there were approximately 200 holders of record of our common stock, although there is a much larger number of beneficial owners.

We have never paid cash dividends on our common stock and we do not anticipate declaring any cash dividends on our common stock in the foreseeable future. We intend to retain all future earnings for use in the development of our business. In addition, the payment of cash dividends is restricted by financial covenants in our loan agreements.

Quantitative and Qualitative Disclosures About Market Risk

As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," as of June 30, 2004, a total of $36.8 million was outstanding under the Senior Credit Facility with a weighted average interest rate of 6.4%. Based upon the $36.8 million outstanding under the Senior Credit Facility at June 30, 2004, our annual interest cost under the Senior Credit Facility would increase by $0.4 million for each 1% increase in Eurodollar interest rates.

In order to reduce our exposure to increases in Eurodollar interest rates, and consequently to increases in interest payments, on October 2, 2003, we entered into an interest rate swap transaction (the "Swap") in the amount of $20.0 million (the "Notional Amount") with an effective date of March 15, 2004. Pursuant to the Swap, we pay a fixed interest rate of 2.12% per annum and receive a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. We do not, on a routine basis, enter into speculative derivative transactions or leveraged swap transactions, except as disclosed. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $177,000 was recognized in our results of operations for the nine months ended March 31, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction.

Board of Directors

Michael E. DeDomenico
Chairman and
Chief Executive Officer
$NuCO_2$ Inc.

Craig L. Burr
Managing General Partner
Burr, Egan, Deleage & Co.

Robert L. Frome
Senior Partner
Olshan Grundman Frome
Rosenzweig & Wolosky LLP

Daniel Raynor
Managing General Partner
The Argentum Group

J. Robert Vipond
Consultant

Richard D. Waters, Jr.
Partner
JP Morgan Partners

Executive Officers

Michael E. DeDomenico
Chairman and
Chief Executive Officer

Robert R. Galvin
Chief Financial Officer and
Executive Vice President

W. Scott Wade
Chief Operating Officer and
Executive Vice President

Eric M. Wechsler
General Counsel and Secretary

Legal Counsel

Olshan Grundman Frome
Rosenzweig & Wolosky LLP
New York, New York

Independent Auditors

Margolin, Winer & Evens LLP
Garden City, New York

Registrar and Transfer Agent

Continental Stock Transfer &
Trust Company
New York, New York

Common Stock

The Common Stock trades on the Nasdaq National Market® under the symbol NUCO.

Shareholder Inquiries

For information about $NuCO_2$ Inc., including copies of Annual Reports, Form 10-K and 10-Q documents and other available information, please contact in writing:

$NuCO_2$ Inc.
Investor Relations
2800 S.E. Market Place
Stuart, Florida 34997

or via email:
investor_relations@nuco2.com

$NuCO_2$
BEVERAGE CARBONATION MADE EASY

2800 S.E. Market Place, Stuart, Florida 34997 • (772) 221-1754 • www.nuco2.com

BEVERAGE CARBONATION MADE EASY

2800 S.E. Market Place, Stuart, Florida 34997 ◦ (772) 221-1754 ◦ www.nuco2.com